
07054939

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934


SEC MAIL
PROCESSING
RECEIVED
MAY 31 2007
WASH. D.C.
186
SECTION

For the month of May 2007

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)


SETTING THE PACE
FOR SUSTAINABLE GROWTH

FEMSA

2006 ANNUAL REPORT

[LEVERAGING OUR KNOWLEDGE OF INNOVATIVE PRODUCTS, PROCESSES, AND PRACTICES TO ACHIEVE STRONG RESULTS]


CAPITALIZING ON OUR STRENGTHS AND
RESOURCES TO BETTER MEET OUR
CUSTOMERS' NEEDS IN TARGETED AREAS


DEVELOPING OUR CORE STRENGTHS
AND CAPABILITIES TO SET THE PACE IN
THE BEVERAGE INDUSTRY


OXXO

WHAT'S NEW?

- FEMSA's total revenues rise 13.2% to US$11.7 billion for the year.
- Coca-Cola FEMSA and The Coca-Cola Company embark on new long-term framework.
- FEMSA Cerveza concludes solid year of top-line growth in Mexico and the U.S.
- Oxxo continues its pace of double-digit growth, opening a new store every 12.4 hours.

SETTING THE PACE

[CORE STRENGTHS] AND CAPABILITIES

From our sophisticated multi-segmentation strategy to our comprehensive market intelligence systems, we continually hone our capabilities to deliver on the promise of our integrated beverage platform. By building the right set of skills at every level of the organization—we are better able to compete in challenging market conditions and to maximize the return on our business model

[FINANCIAL HIGHLIGHTS]

Millions of 2006 Pesos	US$ in millions 2006[1]	2006	2005	% Change	2004	% Change
Total revenues	$11,707	Ps. 126,427	Ps. 111,636	13.2	Ps. 102,316	9.1
Income from operations	1,610	17,390	16,403	6.0	14,964	9.6
Net income	851	9,195	8,566	7.3	10,085	(15.1)
Net majority income	613	6,622	5,766	14.8	6,411	(10.1)
Net minority income	238	2,573	2,800	(8.1)	3,674	(23.8)
Total assets	13,463	145,390	132,312	9.9	131,173	0.9
Total liabilities	6,589	71,162	61,823	15.1	74,527	(17.0)
Stockholders' equity	6,874	74,228	70,489	5.3	56,646	24.4
Capital expenditures	823	8,888	7,056	26.0	7,508	(6.0)
Book value per share[2]	0.84	9.092	8.389	8.4	7.235	15.9
Net income per share[2]	0.10	1.110	0.967	14.9	1.210	(20.1)
Personnel		97,770	90,731	7.8	88,214	2.9

(1) Exchange rate of 10.7995 pesos per U.S. dollar as of December 31, 2006 published by Federal Reserve Bank of New York.
(2) Data in Mexican pesos based on outstanding shares of 5,297,310,450 for 2004, and 5,963,710,450 for 2005 and 2006.



FOR SUSTAINABLE GROWTH

[CONSUMER-FOCUSED] MODEL

Our differentiated portfolio of brands, coupled with our segmented market execution, enable us to stimulate and satisfy consumers' growing demand. To ensure that we deliver the right product, at the right time, and at the right price -- every time -- we take data from our market intelligence systems and execute commercial strategies tailored to our consumers' different tastes.

[CONTINUOUS INNOVATION]

Our innovative products, practices, and systems serve as a catalyst for our future growth. By investing in leading-edge technology, we are able to capture critical consumer information and improve our manufacturing, distribution, and go-to-market efficiency. Through it all, we continually benchmark and improve our core capabilities and competencies to satisfy consumers' needs.

[SUSTAINABLE GROWTH]

Our upside growth potential is as great as our dynamic business model. We always look to capture opportunities for organic growth across our business sectors and geographic markets. We continually explore strategic acquisitions and investments that will enable us to expand our exposure to fast-growing product categories. And we constantly seek opportunities to develop our strong international partnerships.

TOTAL ASSETS
millions of 2006 pesos
Ps. 145,390


51.6%
40.2%
8.2%

TOTAL REVENUES
millions of 2006 pesos
Ps. 126,427


44.8%
27.6%
27.6%

OPERATING INCOME
millions of 2006 pesos
Ps. 17,390


54.4%
34.0%
9.2%
2.4%

Coca-Cola FEMSA ■ FEMSA Cerveza □ FEMSA Comercio ▣ Other Businesses □

Every competition requires a pacesetter—a leader with the vision to see new horizons, the perseverance to accomplish new goals, and the skill to rise above the field regardless of the hurdles ahead.

Fueled by a powerful portfolio of more than 90 differentiated beverage brands, an unmatched consumer-centric model, and world-class business partners, we seize every chance to build on our capabilities and to keep our competitors—and changing market winds—behind us.

Every day, we work to stay one step ahead of the competition, regardless of the terrain, and to deliver in even the most complex and challenging environments. The result is sustainable, profitable growth for all of our stakeholders.

We believe we can do better.

By continuing to build on our company's capabilities and skills, we are better able to compete and create value in complex and challenging market environments.

José Antonio Fernández Carbajal
Chairman of the Board and Chief Executive Officer



[CHAIRMAN'S LETTER TO SHAREHOLDERS]

DEAR SHAREHOLDER:

In 2006 we leveraged our integrated beverage model to take advantage of arising opportunities for growth across our business sectors and geographic markets. As a result, we continued to deliver on our promise and to extend our strong track record of profitable growth—as highlighted by our company's twofold growth in revenue and EBITDA and threefold growth in market value over the past five years.

By continuing to build on FEMSA's core skills and capabilities, we were able to better position our businesses to compete and create value in complex and challenging market environments. Against a global backdrop of increased raw-material costs—and demanding competitive, economic, and sociopolitical conditions in many of our Latin American markets—we grew our company's total revenue to Ps. 126.4 billion (US$11.7 billion) in 2006, an increase of 13.2% year over year. We increased our operating income 6% to Ps 17.4 billion (US$1.6 billion). We improved our net income 7.3% to Ps. 9.2 billion (US$851 million), resulting in earnings per share of Ps. 1.11. And our improved profitability, combined with a continued emphasis on better asset utilization, produced a return on invested capital of 11.1%.

In 2006 Coca-Cola FEMSA continued to capitalize on our understanding of local market dynamics and our innovative business practices to achieve strong results. Our sophisticated multi-segmentation strategy drove strong top-line growth—particularly for higher margin **Coca-Cola** brand products and presentations. This enabled us to grow our share of revenues in almost all of our franchise territories, despite the challenging competitive environment in some of our markets and the external realities of others. Thanks to our knowledge of retail dynamics and our adaptive operating practices—which we tailor to suit specific market conditions—Coca-Cola FEMSA generated solid bottom-line growth in the face of cost pressures in the majority of our territories.

To stimulate and satisfy consumer demand throughout our franchise territories, we continue to work closely with The Coca-Cola Company to explore new lines of beverages, extend existing brands, and participate in new beverage segments. Among our new product launches for 2006, we successfully introduced **Dasani** brand zero-calorie flavored water in Argentina, Colombia, and Costa Rica. Our rollout of **Ciel Aquarius** brand flavored water also received a warm reception from consumers in our Mexican markets.

In our major markets—Mexico, Brazil, Argentina, and Colombia—we are further refining our multi segmentation strategy. In addition to the types of sales channels, we are customizing our product, price, and packaging strategies to serve different market clusters, based on competitive intensity and socioeconomic levels. Consequently, we are managing to capture more growth per consumption occasion.

In November 2006, Coca-Cola FEMSA continued to reinforce our company's relationship with The Coca-Cola Company by arriving at a new comprehensive collaborative framework. This new framework strengthens our company's strategic position in the beverage industry and provides Coca-Cola FEMSA with an improved platform for growth on several fronts, including incremental marketing support from The Coca-Cola Company; a clear leadership role in regional consolidation and the opportunity to evaluate horizontal growth beyond Latin America; a new mechanism to better align the interests of both partners in the pursuit and development of the key non carbonated segment; and long-term visibility in the economics of the relationship.

Pursuant to this new framework, in December 2006, Coca-Cola FEMSA and The Coca-Cola Company agreed to acquire Jugos del Valle—a leading player in Latin America's juice, nectar, and juice-based beverage categories—through a new joint-venture company. After we have completed this acquisition, we plan to invite the rest of the Coca-Cola bottler system in Mexico and Brazil to participate in the operations of this promising joint venture. Beyond the significant potential synergies, this transaction will greatly expand the Coca-Cola system's position in Latin America's fast-growing, yet underdeveloped non-carbonated beverage segment.

The year 2006 was another year of solid growth for FEMSA Cerveza. The sustained strong performance of FEMSA Cerveza in our core Mexico market is a testament to our distinctive consumer-focused business model. Years of developing our core competencies and capabilities, including our sophisticated business system, are beginning to bear fruit. In 2006 alone, we substantially increased our investment in market research in order to collect and generate critical consumer insights and drive our marketing strategies. And now we are immersed in developing the right competencies at every level of our organization to maximize the return on our business model.

Our differentiated portfolio management and product innovation continued to drive healthy sales of our flagship **Sol** and **Tecate** brands in Mexico. With the launch of **Soul Citric**, our first flavored low-alcohol malt beverage, we have captured 30% of the super-premium segment of that market. We have also expanded our multi package offerings, as exemplified by our launch of seasonal 12- and 24-packs—assortments of our super-premium **Bohemia**, **Casta**, **Nochebuena**, and **XX Ambar** brands.

In 2006 our shared competencies and capabilities were on display at our new Brazilian beer operations. After acquiring control of Cervejarias Kaiser in January, we immediately performed a thorough analysis of the struggling brand portfolio. By the second half of the year, we were able to re-launch and re-position brand **Kaiser**, at a regional sub-premium price point, and to roll out **Sol Pilsen**, our new flagship premium brand for the Brazilian market. Supported by a reinvigorated sales and distribution network—based largely on the Coca-Cola bottling system—these steps are working to foster our long-term beer strategy in Brazil.

Thanks to our strategic alliances with Heineken USA in the U.S., Molson Coors in Mexico and the UK, Sleeman Breweries in Canada, Carlsberg in China, and Anadolu Efes in Russia, we saw strong export growth in 2006. We significantly expanded our brands' availability and developed our brands' value across our market territories in the United States. We also exported more than 1.0 million cases to the United Kingdom, and generated double-digit growth in many of our Asian, European, and Latin American markets.

In 2006 FEMSA Comercio was again our company's fastest expanding business, with the opening of 706 new Oxxo stores. Over the course of 2006, we continued to fine-tune our capabilities, including our precise site selection and launch processes, to gradually accelerate the growth rate of new stores. We also developed new initiatives to improve our customer's value proposition—from enhanced fast-food offerings to new bill payment alternatives and the initial rollout of electronic lottery terminals. We further worked to build additional capabilities such as a robust national direct-distribution network and point-of-sale technology.

Beyond its dramatic growth, Oxxo exemplifies how we take advantage of our integrated beverage model to achieve growth across our core businesses. In 2006 about 10% of FEMSA Cerveza's total sales volume flowed through Oxxo, while beer and soft drink sales made up a quarter of Oxxo's total revenue for the year.

At FEMSA, we are committed to the highest standards of corporate governance and transparency. We adhere to and align our company with best governance practices, including the applicable requirements of the U.S. Sarbanes-Oxley Act. Only on a sound base of governance and integrity can we consistently deliver the results our customers, our consumers, our employees, and our shareholders have come to expect.

The foundation for our company's performance—past, present, and future—is our steadfast commitment to time-tested values. Key among them is our utmost respect for human dignity, our passion for service, quality, and innovation, and our unwavering honesty, integrity, and austerity. This is the only way we know how to do business.

We remain dedicated to developing the skills and capabilities of our most important asset—our people. They are truly remarkable, as a group and as individuals. Our company's sustainable, profitable growth is ultimately driven by their talent, teamwork, and tenacity.

From all of the people at FEMSA, we thank you for the trust you have placed in us. We welcome the opportunity to continue delivering on our promise and creating value for you now and into the future.



José Antonio Fernández Carbajal
Chairman of the Board and Chief Executive Officer

[FINANCIAL GROWTH]

Total Revenues
billions of 2006 pesos


62.5
86.8
102.3
111.6
126.4
126.4
'02
'03
'04
'05
'06

	'02	'03	'04	'05	'06
% Annual Growth		38.8	17.9	9.1	13.2

Operating Income
billions of 2006 pesos


11.0
13.7
15.0
16.4
17.4
17.4
'02
'03
'04
'05
'06

	'02	'03	'04	'05	'06
% Annual Growth		24.7	9.3	9.6	6.0
% Operating Margin	17.5	15.8	14.6	14.7	13.8

ROIC*
percent


12.1
12.0
11.8
10.3
11.1
11.1
'02
'03
'04
'05
'06

Based on EVA methodology as per Stern, Stewart & Co. and using figures adjusted for inflation from each of the countries where we operate.

Total Assets
billions of 2006 pesos


71.0
121.7
131.2
132.3
145.4
145.4
'02
'03
'04
'05
'06

	'02	'03	'04	'05	'06
% Annual Growth		71.5	7.8	0.9	9.9

CAGR* EBITDA 15.9%

The continuous development of FEMSA's core skills and capabilities enable us to build a successful integrated beverage platform.

REVENUE $11.7 billion

A distinctive consumer-driven model allows us to take advantage of the opportunities in the industry and grow.

15.3%

FEMSA CERVEZA'S EXPORT VOLUME GROWTH

*Compound Annual Growth Rate for the last ten years.


GROWTH THROUGH
INNOVATION


Coca-Cola MR

To stimulate and satisfy consumer demand throughout our franchise territories, we continue to work closely with The Coca-Cola Company to explore new lines of products, extend existing brands, and participate in new beverage segments.

[GROWTH THROUGH INNOVATION]



In 2006 Coca-Cola FEMSA leveraged its knowledge of local market dynamics and its innovative products, processes, and practices to achieve strong results. Revenues rose 6.9% to Ps. 57.7 billion, underscoring the widespread popularity of brand **Coca-Cola** and the business's well-designed commercial strategies. EBITDA increased 2.5% to Ps. 12.2 billion, driven by our operations' strong top-line growth. And income from operations increased 2.6% to Ps. 9.5 billion.

KEY COMPETENCIES AND CAPABILITIES A cornerstone of our success is our multi-segmentation strategy. Recognizing that none of our customers, consumers, or competitors is completely alike, we clarify and capture the value of their differences and common characteristics.

In Mexico, the design of our more sophisticated multi-segmentation model is based on distinct market clusters – categorized by competitive intensity, population density, and socio-economic level – as well as the types of distribution channels. For example, our territories outside the Valley of Mexico have smaller, more fragmented urban and suburban areas. These market characteristics, coupled with our profitable product segmentation, helped to drive our top-line growth in Mexico for the year.

We also adapt the way we go to market in our franchise territories. Thanks to our more focused, coordinated go-to-market strategy, we continue to lead the carbonated soft-drink and bottled water markets in São Paulo, Brazil. In 2006 our sales volume, excluding beer, increased 5.8% to 1,998 million unit cases, with carbonated soft drinks accounting for more than 80% of our incremental volumes for the year.

INNOVATIVE PRODUCTS AND PRACTICES Our culture of innovation extends across our business, from production to consumer satisfaction. To stimulate and satisfy consumer demand throughout our market territories, we continue to work closely with The Coca-Cola Company to explore new lines of beverages, extend existing brands, and participate in new beverage segments.

In Central America, we have expanded our portfolio to take advantage of the fast-growing non-carbonated beverage category. With the inclusion of **Hi-C** brand juice-based beverages, we were able to almost triple our volumes in this promising market segment. Likewise, our **Minute Maid Mais** brand continued to gain shelf space





among our retail customers in Brazil and helped the non-carbonated beverage segment, excluding water, to grow more than 25% in 2006.

On top of our innovative portfolio of beverages, we continually look to maximize our operating efficiency through inventive business solutions. To reduce costs and sustain the quality of our soft drinks, we have considerably lightened the weight of our single serve PET presentations. We have also fostered our sustainable business development by lowering the amount of PET used in our operations' manufacturing process.

FRUITFUL NEW GROWTH OPPORTUNITIES During the year, we further strengthened our relationship with The Coca Cola Company by arriving at a comprehensive framework for a new stage of profitable collaboration. This new framework leverages the marketing strength of The Coca-Cola Company, defines a platform for our joint pursuit of incremental growth in the carbonated soft-drink category, and provides for the accelerated development of the non-carbonated beverage segment—through acquisitions and organic growth.

CULTURE OF INNOVATION

Our culture of innovation extends across our business. On top of our innovative portfolio of beverages, we continually look to maximize our operating efficiency through inventive business solutions.

Pursuant to this new framework, in December 2006, Coca-Cola FEMSA and The Coca-Cola Company agreed to acquire Jugos del Valle, one of the leading juice manufacturers in Mexico and Brazil, through a new joint-venture company. After completing the acquisition, we anticipate inviting the rest of the Coca-Cola bottler system in Mexico to participate in the Mexican operations of this joint venture, and the rest of the Coca-Cola bottler system in Brazil to participate in the Brazilian operations. Beyond the potential synergies, this transaction will bear considerable fruit by significantly increasing the company's presence in Latin America's fast-growing, but underdeveloped non-carbonated beverage segment.

At the end of the day, everything we do at Coca-Cola FEMSA is with the needs of our customers and consumers in mind. We are confident that this approach will translate into continued growth in 2007

CSD Volume
millions of unit cases*


587
1,493
1,549
1,604
1,694
'02
'03
'04
'05
'06

*One unit case equals 24 8-ounce bottles









CONSUMER-DRIVEN GROWTH

At the end of the day, everything we do is with the needs of our customers and consumers in mind. We are confident that this approach will translate into continued growth.



Operating Income

billions of 2006 pesos



5.2
7.7
8.5
9.2
9.5

	'02	'03	'04	'05	'06
% Annual Growth		47.5	9.6	9.0	2.6
% Operating Margin	24.6	18.5	16.5	17.1	16.4

[GROWTH THROUGH

EXPERIENCE]





The sustained strong performance of FEMSA Cerveza is a testament to our distinctive business model—designed to differentiate our powerful portfolio of brands and segment our markets to satisfy our consumers' different preferences and purchasing patterns.



GROWTH THROUGH EXPERIENCE

2006 was another year of solid growth for FEMSA Cerveza. In our key markets, we were able to stimulate demand and drive revenues up 24.1% to Ps. 35.6 billion. Our top line was driven by robust sales-volume growth—ahead of the industry for the third straight year—as well as strong real pricing supported by the increased strength of our brands in our core territories, which further improved our competitive position in Mexico. Despite the global trend of increased raw-material costs, which has affected brewers worldwide, and continued investments in our advanced business systems and our core brands' development, operating income increased 5.8% to Ps. 5.9 billion, and return on invested capital finished the year at 10.8%.

It was an exceptional year for exports. We continued to attract new consumers, and our volume growth exceeded expectations, up to 15.3%. Through our distribution agreement with Heineken USA, we significantly expanded our brands' availability and developed our brands' value across our U.S. market territories. We also exported more than 1.0 million cases to the United Kingdom and generated double-digit growth in many of our Asian, European, and Latin American markets.

COMPELLING COMPETENCIES AND CAPABILITIES The sustained strong performance of FEMSA Cerveza is a testament to our distinctive business model. This model is designed to differentiate our powerful portfolio of brands and segment our markets to satisfy our consumers' different preferences and purchasing patterns.

Our ability to understand our consumers—their consumption occasions and retail channels—is essential to our sophisticated business system. Over the past year, we have substantially increased our investment in market research in order to collect comprehensive information about consumer motivators, habits, and trends, generate critical insights, and drive our marketing strategies. In 2006 we conducted nearly 200,000 consumer surveys and approximately 120 focus groups, gleaning valuable insights that allow us to improve our segmentation efforts. Through our hand-held technology, our sales force also conducted more than 700,000 surveys with our retailers to ensure effective market execution.

Years of developing capabilities, including the required systems and processes, are beginning to bear fruit. Now we are immersed in the next phase of development, building the right set of competencies—at every level of the organization—to maximize the yield of our business model.

Perhaps the best example of how we are leveraging our capabilities and competencies is our new Brazilian beer operations. Having acquired control of Cervejarias Kaiser in January 2006, we quickly performed a broad and



deep analysis of the struggling brand portfolio. By the second half of the year, we were able to re-launch a repositioned brand **Kaiser**, at a regional, sub-premium price point, and shortly thereafter launched our new flagship brand for the Brazilian market, **Sol Pilsen**. Based on solid, comprehensive consumer research, this product not only represents a new beer, but also new packaging, new labeling, and premium positioning on a national scale. Together with a newly invigorated sales and distribution network—based largely on the Coca-Cola bottler system in Brazil—initial results indicate that these early steps are on track to facilitate our long-term Brazilian beer strategy.

BRAND SEGMENTATION AND INNOVATION Our brand segmentation and innovation continued to deliver growth in Mexico, our most important market, as evidenced by the strong sales of our flagship **Sol** and **Tecate** brands. In Mexico, our newest line extensions such as **Sol Light**, **Tecate Light**, and **Sol Brava**, and new presentations such as our 16- and 24-ounce cans of **Tecate** sold at a robust pace. Today FEMSA Cerveza is the leading provider of light beers in Mexico, with five light-beer products under the **Tecate**, **Sol**, **Coors**, **Carta Blanca**, and **Kloster** brands. We continue to lead in innovation in the Mexican beer industry; our breweries have the flexibility to accommodate shorter runs of

MARKET INTELLIGENCE

Our ability to understand our consumers—their [illegible] enables us to launch successful new products such as **Soul Citric**, and to lead key market segments such as Mexico's light-beer category.

multiple products and presentations profitably. With the launch of **Sout Citric**, our first flavored low-alcohol malt beverage, through FEMSA's Oxxo convenience-store chain, we have captured 30% of the super-premium segment of that Mexican market. In the process, we have transferred our knowledge and skills across beverage categories and demonstrated our growing capabilities in brand and product development, supported by solid consumer research.

Fifteen percent of FEMSA Cerveza's sales in 2006 came from innovative new products developed during the last five years. These offerings included our new 16- and 24-ounce cans and non-returnable bottles of **Tecate**, **Tecate Light**, **Sol Brava**, and **Indio**, which today is the fastest-growing dark beer in Mexico. We also expanded our multi-package offerings, highlighted by the launch of seasonal 12- and 24-packs—including a mix of our super-premium **Bohemia**, **Casta**, **Nochebuena**, and **XX Ambar** brands.

Our innovation extends beyond our popular beers to our tailored marketing campaigns. In 2006 our advertising campaigns for **Tecate**, **Tecate Light**, **Carta Blanca**, and **XX Lager** earned nine prestigious industry awards for creativity. Moreover, our market research indicates that our advertising campaigns during the 2006 World Cup had the most impact among beer consumers.



EFFECTIVE INTEGRATION Our integrated beverage model continues to drive growth across our core businesses. In 2006 Oxxo stores comprised approximately 10% of FEMSA Cerveza's sales volume in Mexico. Through our shared commercial intelligence and best practices—including our recent telemarketing and e-ordering initiatives with Oxxo—we will continue to drive our business's strategic development.

Integration is also evident across our distribution network. Roughly 84% of our domestic beer sales are generated through our own distributors, including key new territories in Chihuahua and Veracruz. The remaining 16% of our domestic volume is handled by third-party distributors that have significantly aligned their operations with our business system.





PASSIONATE PEOPLE

[illegible]

[illegible] From our market execution and innovation in Mexico to our strategic alliances with Heineken USA in the U.S., Molson Coors in Mexico and the UK, Sleeman Breweries in Canada, Carlsberg in China, and Anadolu Efes in Russia, to our improving business prospects in Brazil—we see ample opportunities for growth in 2007. More importantly, we are committed to nurturing the skills and abilities of our most important asset, our people. Through our people's continued growth and development, we are confident that we can create value for our stakeholders now and into the future.



Total Volume

millions of hectoliters*



23 8
24 6
25 7
27 0
'02
'03
'04
'05
'06
% Annual Growth
3 2
4.5
5 2
39.5

*One hectoliter equals 100 liters or 26 4 gallons

Operating Income

billions of 2006 pesos



4 8
4 8
5.1
5 6
'02
'03
'04
'05
'06
% Annual Growth
0 5
5 8
9.6
5 8
% Operating Margin
18.7
18.6
19.0
19.5
16 6



GROWTH THROUGH EXPANSION


PEMEX

We take very seriously the business of understanding and serving customers' changing needs. That's why Oxxo has grown to become the largest and most profitable convenience-store chain in Mexico.



GROWTH THROUGH EXPANSION

FEMSA Comercio showed strong growth again in 2006, with total revenues up 18.7% to Ps. 35.5 billion. This growth was spurred by both new Oxxo store openings and same-store sales growth. In 2006 we opened 706 net new Oxxo stores—almost two stores per day.

PARALLEL CAPABILITIES AND COMPETENCIES DEVELOPMENT At FEMSA Comercio, we take very seriously the business of understanding and serving customers' changing needs. It's why Oxxo has grown to become the largest and most profitable convenience-store chain in Mexico. For each new store, we apply an exacting site-selection and launch process to ensure that our stores open on time and, most importantly, in the right locations.

At Oxxo, we simultaneously advance the core competencies and capabilities of our business. Where we have developed our capabilities—such as the expertise and processes to ensure optimal site location and effective store build-out—we are fine-tuning the competencies required to gradually accelerate the growth rate of new stores. We also are continuously improving our customers' value proposition, from our stores' enhanced fast-food offerings to new bill-payment alternatives and electronic lottery terminals.

At the same time, we are building additional capabilities such as our robust national direct-distribution network and point-of-sale technology. Our direct-distribution network will speed the inventory replenishment and foster the segmentation of our stores. Our point-of-sale technology will allow us to offer additional customer convenience, including credit purchases and services enabled by this technology such as an Oxxo loyalty program.

BUSINESS INTEGRATION Ours is an integrated model that leverages the knowledge and best practices from all of FEMSA's business units. In 2006 beer and soft-drink sales accounted for approximately 23.4% of Oxxo's revenues, making Oxxo the largest retailer of beer and Coca-Cola products in Mexico. Oxxo represents a key part of our beer growth and market penetration strategy across Mexico; today, approximately 10% of our company's domestic beer volumes are sold through Oxxo.

EXPANDING GROWTH OPPORTUNITIES The outlook for 2007 remains bright. We expect to open roughly the same number of stores as we did in 2006 and to bolster our same-store sales growth nationwide. By always offering convenient products and services, easy access, and a fast and comfortable shopping experience, we look forward to serving the growing, ever-evolving needs of our customers and our communities.


OXXO
PEMEX

Operating Income

billions of 2006 pesos


0.6
0.8
1.0
1.3
1.6
'02
'03
'04
'05
'06
% Annual Growth
34.9
23.6
33.8
22.5
% Operating Margin
3.7
4.0
4.0
4.4
4.5

Oxxo Stores

units


2,216
2,798
3,466
4,141
4,847
'02
'03
'04
'05
'06
% Annual Growth
26.3
23.9
19.5
17.0


andatti

INTEGRATED BUSINESS

Ours is an integrated model. In 2006 Oxxo was the largest retailer of beer and Coca-Cola products in Mexico.

GROWTH THROUGH RESPONSIBILITY


RECICLAMOS



Corporate stewardship is a natural extension of our business model. We not only provide customers with the products and services they need, but also use our resources for the greater good.



ENVIRONMENTALLY RESPONSIBLE

Our efforts toward a better environment are recognized by governmental agencies in Mexico.

SUSTAINABLE GROWTH

FEMSA's corporate culture is grounded in a long-term commitment to the communities we serve. That means not only providing customers with the products and services they need, but also using our resources for the greater good. Corporate stewardship is a natural extension of our business model, and in 2006 we continued this tradition.

Our efforts have not gone unnoticed. The Mexican Center for Philanthropy named FEMSA Cerveza as a *Socially Responsible Company* for 2006. And for the third consecutive year, Coca-Cola FEMSA, FEMSA Comercio, and FEMSA Strategic Procurement merited this designation, which recognizes companies for their commitment to workplace quality of life, community outreach, ethics, and environmental preservation. Also, in 2006 the Mexican Chamber of Industry honored FEMSA with the *Ethics and Excellence Award* for the second straight year.

ENVIRONMENT We operate in an industry that is reliant on natural resources, so we understand the importance of environmental conservation. Over the past years, FEMSA has recycled aluminum and glass, while designing our plants to reduce water and energy consumption. In 2006 more than 98% of FEMSA's facilities in Mexico earned *Clean Industry* certification.

In 2006 the government of Mexico's environmental protection agency, PROFEPA, presented FEMSA Cerveza's brewing facility in Tecate with the *Environmental Excellence Award*. This recognition comes after three other Cervecería Cuauhtémoc Moctezuma breweries received this award in 2003.

We train our employees for environmental leadership, and develop environmentally friendly products and programs for our society. One example is *Oxxo's Annual Ecology Award* program, which we established in Monterrey and later expanded to Chihuahua and Hermosillo. This program aims to strengthen ecological values and social awareness among students in more than 100 participating schools.

SPECIAL NEEDS FEMSA creates opportunities for those who might otherwise find it difficult to gain employment due to their special circumstances. Our Inclusive Company program offers employment opportunities to senior citizens, single mothers, and people with special needs. In 2006 Mexico's Secretary of Labor again named FEMSA as an *Inclusive Company* for the expansion of this program.





RESPONSIBLE LIFESTYLES At FEMSA, we live a special commitment toward the promotion of responsible lifestyles. Starting four years ago, in conjunction with University of Monterrey and Social Research Foundation, FEMSA Cerveza founded the Responsible Lifestyle Workshop (VIRE), which is oriented to promote responsible decision making among young adults and a culture of awareness concerning personal health. The program focuses on educating instructors, who then take the message to schools and universities, open forums, the Internet, and the media. Since its founding, approximately 160 courses have been conducted, with more than 6,500 participants trained. FEMSA also was one of the pioneers of the Designated Driver Program, which has been implemented in 130 universities across Mexico.

COMMUNITY AND ECONOMIC DEVELOPMENT As a major employer in Latin America, one of FEMSA's primary objectives is to generate economic value for the communities we serve. Over the last five years, we have invested nearly $3.2 billion in fixed assets and provided more than 95,000 direct jobs. We also have contributed to the generation of more than 150,000 indirect jobs through our beverage and commercial operations, and paid more than Ps. 16.8 billion in taxes last year in Mexico.

The *Eugenio Garza Sada Award* was created by FEMSA to perpetuate the memory of the founder of the Monterrey Institute of Technology and the former Chairman and CEO of FEMSA. The award draws its inspiration from the values that guided this eminent corporate statesman throughout his life. Mr. Garza Sada's character, integrity, commitment to work, devotion to education, and keen desire to further Mexico's social and economic development made an enduring impact on our company and our society—and serve as an example to subsequent generations.

HEALTH AND WELFARE Social responsibility begins with FEMSA's employees and their families. We believe that a respectful work environment is vital to the success of our company. Since 1906 FEMSA was the first Mexican company to offer health services, housing loans, and a savings fund for its employees.

That tradition continues today. In 2006 Fundación Iberoamericana para la Gestión de la Calidad (FUNDIBEQ) honored Clínica Cuauhtemoc y Famosa (CCyF), FEMSA's employee healthcare services provider, with the *Premio Iberomericano a la Calidad* award. CCyF was the first healthcare organization in Latin America to win this award for quality. In addition, Mexico's Secretary of Labor named FEMSA as a *Familiarly Responsible Company* for providing our employees with a healthy balance between work and family.

At FEMSA Comercio, Oxxo's Rounding-Off program encourages customers to round up their bills to the nearest peso, with the extra proceeds benefiting more than 350 social welfare, health, and educational institutions. This program now operates in more than 45 cities, with more than Ps. 131.4 million donated since its inception in 2002.




EMPRESA
INCLUYENTE


EMPRESA
FAMILIARMENTE
RESPONSABLE




PRO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE




PRO

WORKING WITH THE COMMUNITY

Oxxo's Rounding-Off program benefited more than 350 social welfare, health, and educational institutions.

THE ARTS FEMSA enjoys a 30-year tradition of cultural initiatives to promote the arts. We maintain the FEMSA Art Collection, featuring more than 1,000 of the most important works by Mexican and international artists. In 2006 more than 660,000 people experienced this traveling exhibit.

We also sponsor the Monterrey FEMSA Biennial to stimulate and recognize artistic work in Mexico. This event has gained a reputation as one of the most prestigious visual arts competitions in the country. To date, more than 13,400 works by 5,885 different artists have been exhibited at the Biennials for the enjoyment of over 260,300 visitors.


GROWTH THROUGH
LEADERSHIP



1 **Eugenio Garza Lagüera**
Honorary Life Chairman of the Board
FEMSA
Elected 1960
Alternate: Paulina Garza Gonda de Marroquín

2 **José Antonio Fernández Carbajal**
Chairman of the Board and Chief Executive Officer
FEMSA
Elected 1984
Alternate: Federico Reyes

3 **Eva Garza Gonda de Fernández**
Private Investor
Elected 2005
Alternate: Bárbara Garza Gonda de Braniff

4 **José Calderón**
Chairman and Chief Executive Officer
Franca Servicios, S.A. de C.V.
Real Estate Company
Elected 2005
Alternate: Francisco José Calderón

5 **Consuelo Garza de Garza**
Founder and Former President
ANSPAC
Not-for-Profit Organization
Elected 1995
Alternate: Alfonso Garza

6 **Max Michel**
Chairman of the Board
El Puerto de Liverpool, S.A. de C.V.
Department Store Chain
Elected 1985
Alternate: Max Michel González

7 **Alberto Bailleres**
(not pictured)
Chairman of the Board and Executive President
Grupo Bal
Mining and Metallurgic Industry, Insurance Company, Department Store Chain
Elected 1995
Alternate: Arturo Fernández

8 **Francisco Javier Fernández**[1]
Financial Consultant
Elected 2005
Alternate: Javier Astaburuaga

9 **Ricardo Guajardo**[1]
President of the Audit Committee
BBVA Bancomer, S.A. de C.V.
Financial Institution
Elected 1988
Alternate: Othón Páez

10 **Alfredo Livas**[1c]
President
Praxis Financiera, S.C.
Financial Consulting Firm
Elected 1995
Alternate: Sergio Deschamps

11 **Roberto Servitje**
Chairman of the Board
Grupo Industrial Bimbo, S.A. de C.V.
Food
Elected 1995
Alternate: Juan Guichard

12 **Carlos Salguero**[1ad]
Former Executive President
Philip Morris International
Tobacco & Beverages
Elected 1995
Alternate: Alfonso González

13 **Mariana Garza Gonda de Treviño**
Private Investor
Elected 2005
Alternate: Carlos Salazar

14 **José Manuel Canal**[1b]
Independent Consultant
Accounting Firm
Elected 1988
Alternate: Ricardo Saldívar

15 **Armando Garza Sada**
Development Director
Alfa Corporativo S.A. de C.V.
Elected 2006
Alternate: Eduardo Padilla Silva

16 **Alexis E. Rovzar**[1b]
Executive Partner
White & Case S.C.
Legal Firm
Elected 1989
Alternate: Francisco Zambrano

17 **Helmut Paul**[1d]
Consultant
International Finance Corporation (IFC)
Financial Institution
Elected 1988
Alternate: Antonio Elosúa

18 **Lorenzo H. Zambrano**[1ad]
Chairman of the Board and Chief Executive Officer
CEMEX, S.A.B. de C.V.
Elected 1995
Alternate: Francisco Garza

19 **Robert E. Denham**[1]
Partner
Munger, Tolles & Olson LLP
Legal Firm
Elected 2001
Alternate: José González

Secretary
Carlos Eduardo Aldrete

Alternate Secretary
David González

Committees:
1) Independent
a) Evaluation and Compensation
b) Auditing
c) Finance and Planning
d) Corporate Practice

GROWTH THROUGH HIGH GOVERNANCE STANDARDS

At FEMSA, we are committed to the highest standards of corporate governance, and take seriously the quality and transparency of our disclosures. FEMSA is in compliance with all of the applicable requirements of the U.S. Sarbanes-Oxley Act, and adheres to best corporate-governance practices. Early on, we were among the leaders in compliance with the Best Corporate Practices Code, established by the Mexican Entrepreneurial Council.

Under the guidance of our Board of Directors, FEMSA has earned a reputation for transparency, upstanding business practices, and high ethical standards. Only against a backdrop of sound corporate governance can we consistently deliver the results our shareholders, consumers, employees, and other stakeholders have come to expect.

AUDIT COMMITTEE

The Audit Committee is responsible for the accuracy and integrity of FEMSA's quarterly and annual financial statements, as well as the performance of the company's external auditors. It works with management to develop the audit plan and review the auditors' recommendations on internal controls. Alexis E. Rovzar, Executive Partner of White & Case, S.C., is the Chairperson of the Audit Committee. Members include José Manuel Canal, Helmut Paul, Francisco Zambrano Rodríguez and Alfonso González Migoya—all of them independent directors. The secretary of the Audit Committee is José González Ornelas, Vice-President of Internal Auditing of FEMSA.

EVALUATION AND COMPENSATION COMMITTEE

The Evaluation and Compensation Committee, or Human Resources Committee, reviewed and recommended management compensation programs to ensure that they were aligned with shareholders' interests and corporate performance. The Committee also was responsible for identifying suitable director and senior management candidates and setting their compensation levels. It further developed the objectives to evaluate the Chief Executive Officer and assess his performance and remuneration in relation to these objectives. Lorenzo H. Zambrano, Chairman and CEO of CEMEX, S.A.B. de C.V., was the Chairperson of the Evaluations and Compensation Committee. Members included Arturo Fernández, Max Michel, Carlos Salguero, and Roberto Servitje. The Secretary of the Committee was Alfonso Garza, Vice-President of Human Resources of FEMSA.

Effective as of December 7, 2006, the Evaluation and Compensation Committee was replaced by a newly created Corporate Practices Committee, which is formed exclusively of independent directors and has the duties and obligations set forth in the new Mexican Securities Market Law. Mr. Lorenzo H. Zambrano is the Chairperson of the Committee. Members include Carlos Salguero and Helmut Paul. The Secretary of the Corporate Practices Committee was Alfonso Garza, Vice-President of Human Resources of FEMSA.

FINANCIAL AND PLANNING COMMITTEE

The Finance and Planning Committee works with management to set annual and long-term strategic and financial plans for the company and monitors adherence to those plans. It is responsible for setting the optimal capital structure of the company, recommending the appropriate level of borrowing, issuing securities, and managing financial risk. Ricardo Guajardo, President of the Audit Committee of BBVA Bancomer, S.A. de C.V., is Chairperson of the Finance and Planning Committee. Members include Robert E. Denham, F. Javier Fernández, Alfredo Livas, and Federico Reyes. The Secretary of the Committee is Javier Astaburuaga, FEMSA's Chief Financial Officer.

For more information on how our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards, please refer to the Corporate Governance section of our website: www.femsa.com/investor.

EXECUTIVE TEAM 2006

We have a deep bench of talented executives who lead our steadfast pursuit of excellence as a premier beverage company. Our team continues to expand our strong track record of profitable growth—delivering value year after year. Together, they build on our company's core competencies and capabilities, and leverage the strengths of FEMSA's integrated beverage model to capture opportunities for growth across our company's diverse markets. In the process, they ensure and instill FEMSA's legacy of integrity well into the future

JOSE ANTONIO FERNANDEZ CARBAJAL

Chairman of the Board and Chief Executive Officer of FEMSA

Mr. Fernández Carbajal became the Chief Executive Officer of FEMSA in January 1995 and Chairman of the Board in March 2001. He joined FEMSA in 1987 and occupied various positions in the company's corporate department as well as in the commercial area of the Cuauhtémoc Moctezuma Brewery. Mr. Fernández Carbajal was also Chief Executive Officer of Oxxo. He is Chairman of the Board of Coca-Cola FEMSA and Vice-Chairman of the Board of the Tecnologico de Monterrey (ITESM). He is Co-President of the Mexican Chapter of the Woodrow Wilson Center, an institution created to promote the investigation and promotion of joint projects between Mexico and the United States. Mr. Fernández Carbajal holds a Bachelor's degree in Industrial and Systems Engineering and a Master's in Business Administration degree from ITESM

FEDERICO REYES

Vice-President of Corporate Development of FEMSA

Mr. Reyes was named Vice-President of Corporate Development of FEMSA in January 2006, after serving as Vice President of Finance and Corporate Development of FEMSA since 1999. He joined FEMSA in 1992 and was until 1993 a Director of Corporate Development, after which he collaborated with FEMSA as an external consultant. Between 1993 and 1999, he was Chief Executive Officer of Seguros Monterrey Aetna and Valores Monterrey Aetna, and Executive Vice-President of the Insurance and Pension Division at Bancomer Financial Group. He rejoined FEMSA in 1999. Mr. Reyes holds a Bachelor's degree in Accounting from ITESM

JAVIER ASTABURUAGA

Chief Financial Officer and Vice-President of Strategic Development of FEMSA

Mr. Astaburuaga assumed the current position in January 2006, after serving as Co-Chief Executive Officer of FEMSA Cerveza since 2003. He joined FEMSA in 1982 as a financial information analyst and later acquired experience in corporate development, administration and finance. He held various senior positions, including Sales Director of FEMSA Cerveza for the North of Mexico. He has a Bachelor's degree in Accounting from ITESM

ALFONSO GARZA

Vice-President of Human Resources of FEMSA

Alfonso Garza joined FEMSA in 1985 and assumed the current position in March 2005. Prior to that, he held various positions at FEMSA Cerveza and FEMSA Empaques including the management of FEMSA Empaques and Grafo Regia. Mr. Garza earned a Bachelor's degree in Industrial Engineering from ITESM and completed postgraduate courses at IPADE

JOSE GONZALEZ

Vice-President of Management and Operating Control of FEMSA

Mr. González assumed the current position in 2002. He joined FEMSA in 1979 and held various positions in the organization, including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística. He holds a Bachelor's degree in Accounting from Universidad Autónoma de Nuevo Leon and management courses at IPADE. He is also a Certified Public Accountant

CARLOS SALAZAR

Chief Executive Officer of Coca-Cola FEMSA

Mr. Salazar has spent his entire career with FEMSA since 1973, where he held senior positions in several subsidiaries, including General Manager of Grafo Regia and Chief Executive Officer of FEMSA Cerveza. He was appointed CEO of Coca-Cola FEMSA in 2000. He was President of the Comision Sigl XXI for the city of Monterrey. Mr. Salazar holds a Bachelor's degree in Economics from ITESM and did postgraduate studies in Business Administration and in Economic Development in Italy.

JORGE LUIS RAMOS

Chief Executive Officer of FEMSA Cerveza

Mr. Ramos assumed the current position in January 2006 after serving as Co-Chief Executive Officer of FEMSA Cerveza since 2003. He joined FEMSA in 1996 as a Human Resources Director, the position he held until 1999, when he became the Sales Director of FEMSA Cerveza for the South of Mexico. Between 1978 and 1996, he held Director positions in various companies, including Industrias Monterrey, Grupo Financiero Serfin, Orion and Hylsa. He has a Bachelor's degree in Accounting and Business Administration from ITESM and an MBA from the University of Pennsylvania (Wharton).

EDUARDO PADILLA

Chief Executive Officer of FEMSA Comercio

Mr. Padilla joined FEMSA in 1997 as a Director of Planning and Control. In January 2000, he became the CEO of the Strategic Businesses Division. Prior to joining FEMSA, Mr. Padilla spent 20 years at ALFA, where between 1987 and 1997 he was the Chief Executive Officer of the Terza subsidiary. He holds a Bachelor's degree in Mechanical and Industrial Engineering from ITESM and an MBA from Cornell University


Mexico
Guatemala
Nicaragua
Costa Rica
Panama
Colombia
Venezuela
Brazil
Argentina

Mexico City

Guatemala City

Managua

San José

Panama City

Caracas

Bogota

South Mato Grosso

São Paulo

Buenos Aires

Beer

Soft Drinks

Beer and Soft Drinks

MARKET DOMINANCE

TOPS IN BEVERAGES

FEMSA is the largest beverage company in Latin America and ranks among the world's leaders. Its integrated beverage platform includes soft drink, beer, and retail operations.

Coca-Cola FEMSA is the largest Coca-Cola bottler in Latin America and the second largest in the world as measured by sales volumes. It offers its customers and consumers more than 70 brands, including **Coca-Cola**, **Fanta**, **Sprite**, and **Ciel**.

FEMSA Cerveza is one of Mexico's leading brewers and a major exporter to the U.S. Its flagship brands include **Sol**, **Dos Equis**, **Tecate**, and **Bohemia**. In 2006 FEMSA acquired Kaiser, the third largest brewer in Brazil—Latin America's largest beer market.

Oxxo is the largest modern convenience-store chain in Mexico, with more than 4,840 stores throughout the country. In 2006 a new store opened every 1¾ hours.



PORQUE SÍ



Coca-Cola
Ciel
TECATE

SOFT DRINK BRANDS

Agua Club K	Chinotto	Dasani	Hit
Alpina	Chinotto Light	Fanta	Kapo
Beat	Ciel	Fanta Light	Keloco
Black Fire	Ciel Aquarius	Fresca	Kin
Burn	Coca-Cola	Fresca Light	Kist
Canada Dry	Coca-Cola Light	Frescolita	Kuat
Carioca	Crush	Ginger Ale	Kuat Light
Cepita	Crystal	Grapette	Lift
Cepita Aguas	D. Punch	Hi-C	

BEER BRANDS

Bavaria sem álcool	Carta Blanca	Coors Light	Kaiser Bock
Bavaria Pilsen	Carta Blanca Light	Heineken	Kaiser Gold
Bavaria Premium	Casta	Indio	Kaiser Pilsen
Bohemia			Kaiser Summer



MEXICO
COLOMBIA
VENEZUELA

COMPANY	FEMSA CERVEZA	FEMSA COMERCIO			
FEMSA Ownership (%)	100	100			
Sales Volume	28,762[2]	—	1,071[3]	191[3]	183[3]
Revenues[4]	31,341	35,500	31,942	5,506	6,532
Operating Income[4]	5,989[5]	1,604[5]	7,803	727	169
Breweries/Stores/Plants	6	4,847	12	6	4
Distribution Facilities	369	7	92	37	32
Distribution Routes	2,462	—	3,562	501	635
Brands	17	—	43	13	11
Clients[6]	321.5	3.2[7]	624.2	381.2	224.2
Head Count	20,935	11,452			

Note: Includes just information of core businesses.
(1) As of December 31, 2006, the remaining 31.6% and 14.7% were owned by The Coca-Cola Company and by the public, respectively.
(2) Thousands of hectoliters.
(3) Millions of unit cases (one unit case equals 24 8-ounce bottles).


CARTA BLANCA

				STORES
Lift Light	Polar	Schweppes	Sprite	OXXO
Manantial	Powerade	Schweppes Aguas	Sprite Cero	
Minute Maid	Premio	Senzao	Sunfill	
Montefiore	Prisco	Shangri-La	Sunfrut	
Mundet Sabores	Quatro	Sidral Mundet	Sunny Funny	
Nestea	Quatro Light	Sidral Mundet Light	Super Malta	
Nestea Light	Regional Malta	Simba	Tai	
Nevada	Roman	Soda	Zarza	
	Santa Clara	Soda Clausem	Zero	
Kloster	Sol	Soul Citric	Xingu	
Kloster Light	Sol Brava	Superior	XX Ambar	
Noche Buena	Sol Light	Tecate	XX Lager	
Santa Cerva	Sol Premium	Tecate Light		


GUATEMALA
NICARAGUA
COSTA RICA
PANAMA
ARGENTINA
BRAZIL

	COCA-COLA FEMSA			FEMSA CERVEZA
	53.7[1]			99.8
	121[3]	165[3]	268[3]	8,935[3]
	4,242	3,281	7,916	4,258[4]
	613	419	1,138	(74)[4]
	5	1	3	8
	28	5	12	413
	382	265	644	7,150
	32	22	11	13
	115.7	79.1	122.4	400
	56,682			2,266[8]

(4) Expressed in millions of Mexican pesos as of December 31, 2006.
(5) After management fee.
(6) Expressed in thousands
(7) Millions of clients per day.
(8) Includes third-party head count.


Sol

CAPTURING OPPORTUNITIES

Once again, ... Tecate and Sol ... families drove our ...

... we rolled out Sol Pilsen our new flagship premium brand for ...

COCA-COLA FEMSA

BUSINESS UNIT HIGHLIGHTS

Coca-Cola FEMSA's results again displayed the advantages of its balanced, geographically diversified portfolio of assets. In 2006 the business was able to grow its share of revenues in almost all of its franchise territories. For the year, the business produced consolidated revenue of Ps. 57.7 billion, consolidated operating income of Ps. 9.5 billion, and majority net income of Ps. 4.9 billion, resulting in earnings per share of Ps. 2.64. Looking ahead, Coca-Cola FEMSA will continue to leverage its market intelligence, innovative operating structure, and strong, growing relationship with The Coca-Cola Company to capture the business' significant and achievable value-creation opportunities.

Total Revenues

billions of 2006 pesos


21.2
41.6
51.3
54.0
57.7
'02
'03
'04
'05
'06
% Annual Growth
96.0
23.2
5.3
6.9

Total Assets

billions of 2006 pesos


19.4
71.3
72.1
71.0
75.0
'02
'03
'04
'05
'06
% Annual Growth
268.6
1.2
(1.5)
5.6

EBITDA*

billions of 2006 pesos


6.5
9.7
11.0
11.9
12.2
'02
'03
'04
'05
'06
% Annual Growth
49.9
14.1
8.0
2.5

*EBITDA equals Operating Income plus depreciation, Amortization and other non-cash items.

Personnel

thousands


14.5
56.8
56.2
55.6
56.7
'02
'03
'04
'05
'06
% Annual Growth
293.2
(1.1)
(1.1)
1.9

Operating Income

billions of 2006 pesos


5.2
7.7
8.5
9.2
9.5
'02
'03
'04
'05
'06
% Annual Growth
47.5
9.6
9.0
2.6
% Operating Margin
24.6
18.5
16.5
17.1
16.4

FEMSA CERVEZA

BUSINESS UNIT HIGHLIGHTS

FEMSA Cerveza's consumer-focused business model achieved its fourth consecutive year of accelerated volume growth in Mexico, with exports well into the double digits. In 2006 the business' revenues, excluding Brazil, grew to Ps. 31.3 billion and its income from operations rose to Ps. 5.9 billion. FEMSA Cerveza's positive results underscored its capability to execute its differentiated and segmented business model—providing consumers with the right brand, in the right package, at the right price for every occasion in their lives. Looking forward, the business is well-positioned to enhance its leadership position in the industry.

Total Revenues
billions of 2006 pesos


25.6
26.0
26.8
28.7

	'02	'03	'04	'05	'06
% Annual Growth		1.3	3.4	6.9	24.1

Total Assets
billions of 2006 pesos


39.2
38.5
46.3
46.6

	'02	'03	'04	'05	'06
% Annual Growth		(1.8)	20.4	0.7	25.7

EBITDA*
billions of 2006 pesos


8.2
8.5
8.9
9.3

	'02	'03	'04	'05	'06
% Annual Growth		3.4	3.9	5.3	5.2

*EBITDA equals Operating Income plus depreciation, Amortization and other non-cash items.

Personnel
thousands


18.5
19.3
19.7
20.7

	'02	'03	'04	'05	'06
% Annual Growth		4.2	2.2	5.0	11.9

Operating Income
billions of 2006 pesos


4.8
4.8
5.1
5.6

	'02	'03	'04	'05	'06
% Annual Growth		0.5	5.8	9.6	5.8
% Operating Margin	18.7	18.6	19.0	19.5	16.6

FEMSA COMERCIO

BUSINESS UNIT HIGHLIGHTS

FEMSA Comercio produced double-digit revenue again in 2006. The only chain with a national footprint of more than 4,800 stores, Oxxo is the largest vendor of beer, bread, snacks, and soft drinks in all of Mexico—serving approximately 3.2 million customers per day. Oxxo's growth came from robust same-store sales and expansion, the business opened over 700 new stores in 2006. With Ps. 35.5 billion in sales, 18.7% top-line growth, and stable margins, Oxxo is strategically positioned to grow and deepen FEMSA's market penetration.

Total Revenues

billions of 2006 pesos


15.8
19.7
24.6
29.9
35.5
'02
'03
'04
'05
'06

	'02	'03	'04	'05	'06
% Annual Growth		24.5	24.8	21.8	18.7

Total Assets

billions of 2006 pesos


6.3
6.9
8.9
10.1
11.9
'02
'03
'04
'05
'06

	'02	'03	'04	'05	'06
% Annual Growth		9.6	28.3	13.3	17.7

EBITDA*

billions of 2006 pesos


0.8
1.1
1.5
1.9
2.4
'02
'03
'04
'05
'06

	'02	'03	'04	'05	'06
% Annual Growth		35.4	34.1	32.5	23.0

*EBITDA equals Operating Income plus depreciation, Amortization and other non-cash items.

Personnel

thousands


5.1
5.9
7.8
9.2
11.5
'02
'03
'04
'05
'06

	'02	'03	'04	'05	'06
% Annual Growth		14.3	33.2	18.3	24.0

Operating Income

billions of 2006 pesos


0.6
0.8
1.0
1.3
1.6
'02
'03
'04
'05
'06

	'02	'03	'04	'05	'06
% Annual Growth		34.9	23.6	33.8	22.5
% Operating Margin	3.7	4.0	4.0	4.4	4.5

Fomento Económico Mexicano, S.A.B. de C.V. and Subsidiaries

FINANCIAL REVIEW 2006

Fomento Económico Mexicano, S.A.B. de C.V. and Subsidiaries

FINANCIAL SUMMARY

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2006.	2006	2005	2004	2003	2002
Income Statements					
Net sales	Ps. 125,994	Ps. 111,051	Ps. 101,637	Ps. 86,326	Ps. 62,289
Total revenues	126,427	111,636	102,316	86,818	62,542
Cost of sales	67,940	59,483	54,190	44,994	31,160
Gross profit	58,487	52,153	48,126	41,824	31,382
Operating expenses	41,097	35,750	33,162	28,138	20,409
Income from operations	17,390	16,403	14,964	13,686	10,973
Integral result of financing	2,264	2,519	1,374	3,747	337
Other expenses, net	1,125	452	856	636	964
Taxes	4,806	4,866	2,649	3,963	4,255
Consolidated net income for the year	9,195	8,566	10,085	5,340	5,417
Net majority income	6,622	5,766	6,411	3,631	3,332
Net minority income	2,573	2,800	3,674	1,709	2,085
Ratios to Total Revenues (%)					
Gross margin	46.3%	46.7%	47.0%	48.2%	50.2%
Operating margin	13.8%	14.7%	14.6%	15.8%	17.5%
Net income	7.3%	7.7%	9.9%	6.2%	8.7%
Other Information					
Depreciation	4,599	4,382	4,125	3,614	2,729
Other non-cash charges to income from operations	3,193	2,888	3,101	2,549	2,346
EBITDA	25,182	23,674	22,190	19,849	16,048
Capital expenditures [1]	8,888	7,056	7,508	7,722	6,542
Balance Sheets					
Assets					
Current assets	25,409	23,102	21,047	23,221	27,681
Property, plant and equipment, net	52,200	47,994	49,524	48,846	35,295
Investment in shares	763	800	841	1,419	657
Deferred charges	64,398	58,303	57,230	45,325	6,256
Other assets	2,615	2,113	2,531	2,876	1,081
Total Assets	145,390	132,312	131,173	121,687	70,970

(continued)

Fomento Económico Mexicano, S.A.B. de C.V. and Subsidiaries

FINANCIAL SUMMARY

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2006.	2006	2005	2004	2003	2002
Liabilities					
Short-term debt	Ps. 3,490	Ps. 762	Ps. 6,456	Ps. 2,936	Ps. 3,677
Current liabilities	19,407	15,797	15,347	13,832	9,238
Long-term debt	36,765	35,364	42,865	40,847	12,558
Labor liabilities	3,115	2,556	2,106	2,101	1,264
Deferred income tax	3,834	3,533	4,490	5,630	4,733
Other	4,551	3,811	3,263	3,218	640
Total Liabilities	71,162	61,823	74,527	68,564	32,110
Stockholders' equity	74,228	70,489	56,643	53,124	38,860
Majority interest	54,220	50,027	38,322	32,925	27,208
Minority interest in consolidated subsidiaries	20,008	20,462	18,321	20,199	11,652
Financial Ratios (%)					
Liquidity	1.11	1.40	0.97	1.38	2.14
Leverage	0.96	0.88	1.32	1.29	0.83
Capitalization	0.35	0.34	0.47	0.45	0.29
Data per Share					
Book value [2]	9.092	8.389	7.235	6.215	5.136
Net income [3]	1.110	0.967	1.210	0.685	0.629
Dividends paid [4]					
Series "B" shares	0.148	0.111	0.090	0.067	0.112
Series "D" shares	0.184	0.139	0.112	0.084	0.140
Number of employees	97,770	90,731	88,214	86,136	41,686
Number of outstanding shares [5]	5,963.71	5,963.71	5,297.31	5,297.31	5,297.31

(1) Includes investments in property, plant and equipment, as well as deferred charges and intangible assets.
(2) Majority stockholders' equity divided by the total number of shares outstanding at the end of each year.
(3) Majority net income divided by the total number of shares outstanding at the end of each year.
(4) Expressed in nominal pesos of each year.
(5) Total number of shares outstanding at the end of each year expressed in millions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

[illegible] RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006 COMPARED TO THE TWELVE MONTHS [illegible]

Set forth below is certain audited financial information for Fomento Económico Mexicano, S.A.B. de C.V. and its subsidiaries ("FEMSA" or the "Company") (NYSE: FMX; BMV: FEMSA UBD). FEMSA is a holding company whose principal activities are grouped mainly under the following subholding companies (the "Subholding Companies"): Coca-Cola FEMSA, S.A.B. de C.V. ("Coca-Cola FEMSA" or "KOF"), which engages in the production, distribution and marketing of soft drinks; FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican Financial Reporting Standards ("Mexican FRS") and have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2006. As a result, all percentage changes are expressed in real terms.

This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.

[illegible]

Amounts in millions of constant Mexican pesos as of December 31, 2006

FEMSA and Its Subsidiaries

	Total Revenues	% Growth Versus '05	Income from Operations	% Growth Versus '05
FEMSA Consolidated	Ps. 126,427	13.2%	Ps. 17,390	6.0%
Coca-Cola FEMSA	57,738	6.9%	9,456	2.6%
FEMSA Cerveza (Including Brazil)[1]	35,599	24.1%	5,915	5.8%
FEMSA Comercio	35,500	18.7%	1,604	22.5%

(1) FEMSA Cerveza includes the addition of its newly acquired Brazilian operations and therefore, is not comparable with 2005 numbers as presented in this table.

Total Revenues

FEMSA's consolidated total revenues increased 13.2% to Ps. 126,427 million in 2006 compared to Ps. 111,636 million in 2005. All of FEMSA's operations—soft drinks, beer, and retail—contributed positively to this double-digit revenue growth. FEMSA Cerveza was the largest contributor to consolidated total revenue growth representing approximately 47% of the increase, due to the inclusion of its newly acquired Brazilian operations, and a robust 9.4% increase in total beer sales (excluding Brazil), which reached Ps. 28,155 million in 2006. Most of the remaining growth came from FEMSA Comercio and Coca-Cola FEMSA. FEMSA Comercio's total revenues increased 18.7% to Ps. 35,500 million, due in large part to the 706 net new stores opened during the year. Coca-Cola FEMSA's total revenues increased 6.9% to Ps. 57,738 million, mainly due to increased prices and strong volume growth throughout most of its nine countries of operation. Specifically, Mexico experienced continued pricing pressure that was compensated for by price improvements in the other territories.

Gross Profit
Consolidated cost of sales increased 14.2% to Ps. 67,940 million in 2006 compared to Ps. 59,483 million in 2005. Approximately 46% of this increase resulted from FEMSA Comercio and its rapid pace of store expansion.

Consolidated gross profit increased 12.1% to Ps. 58,487 million in 2006 compared to Ps. 52,153 million in 2005. Approximately 51% of this increase resulted from FEMSA Cerveza, due to the inclusion of its newly acquired Brazilian operations. Gross margin decreased 0.4 percentage points to 46.3% of consolidated total revenues in 2006, compared to 46.7% of consolidated total revenues in 2005. The slight decline in consolidated gross margin from 2005 levels resulted from the sustained raw material pressure at FEMSA Cerveza and Coca-Cola FEMSA, the inclusion of our lower margin beer operations in Brazil, and the increased contribution of FEMSA Comercio in our consolidated financial results, which has lower gross margin relative to our other operations.

Income from Operations
Consolidated operating expenses increased 15.0% to Ps. 41,097 million in 2006 compared to Ps. 35,750 million in 2005. Approximately 54% of this increase was due to FEMSA Cerveza, which increased expenses year over year due to the inclusion of its newly acquired Brazilian operations and increased selling expenses in its domestic market. As a percentage of total revenues, consolidated operating expenses increase 0.5 percentage points to reach 32.5% in 2006 compared with 32.0% in 2005.

Consolidated administrative expenses increased 12.5% to Ps. 8,400 million in 2006 versus Ps. 7,466 million in 2005. As a percentage of total revenues, consolidated administrative expenses decreased 0.1 percentage points to reach 6.6% in 2006 compared with 6.7% in 2005. The lower level of administrative expenses relative to total revenue growth resulted from a 0.1% reduction in administrative expenses at Coca-Cola FEMSA and stable administrative expenses as percentage of total revenues at FEMSA Cerveza (excluding Brazil) and FEMSA Comercio.

Consolidated selling expenses increased 15.6% to Ps. 32,697 million in 2006 as compared to Ps. 28,284 million in 2005. Approximately 54% of this increase was due to FEMSA Cerveza and the inclusion of its newly acquired Brazilian operations, and 29% to FEMSA Comercio's rapid rate of growth. As a percentage of total revenues, selling expenses increased 0.6 percentage points to reach 25.9% in 2006 compared to 25.3% in 2005.

Consolidated income from operations increased 6.0% to Ps. 17,390 million in 2006 as compared to Ps. 16,403 million in 2005. Over one-third of this increase resulted from FEMSA Cerveza and its top-line growth combined with gross margin improvements that offset increased operating expenses and the negative impact from the inclusion of the newly acquired Brazilian operations. The remaining amount is attributable to FEMSA Comercio and Coca-Cola FEMSA, representing approximately 30% and 24%, respectively. Consolidated operating margin decreased 0.9 percentage points from 2005 levels to 13.8% of consolidated total revenues in 2006. The decrease in operating margin was primarily attributable to (1) a margin contraction at our key beverage operations, (2) the increased contribution of the Oxxo retail chain with the lowest operating margin relative to our other core operations, and (3) the inclusion of FEMSA Cerveza's Brazilian beer operations and increased marketing expenses ahead of the Brazilian summer.

Integral Cost of Financing
Net interest expense reached Ps. 3,333 million in 2006 compared with Ps. 3,836 million in 2005, resulting from a lower average interest rate and a reduction in peso-denominated debt, which has a higher interest rate relative to dollar-denominated debt.

Foreign exchange (loss/gain) amounted to a loss of Ps. 217 million in 2006 compared with a gain of Ps. 308 million in 2005. This loss resulted from the negative effect of the weakening of the Mexican peso on our U.S. dollar-denominated debt during 2006.

Monetary position amounted to a gain of Ps. 1,395 million in 2006 compared with a gain of Ps. 1,169 million in 2005. The increase in the amount of our gain in 2006 compared with 2005 reflects the inflation on our increased liabilities recorded in 2006.

Taxes
Tax recognized in 2006, which includes income tax, tax on assets and employee profit sharing, amounted to Ps. 4,806 million compared to Ps. 4,866 million in 2005. The 1.2% decrease from 2005 is primarily due a reduction in corporate tax rates. Consequently, the effective tax rate in 2006 was 34.3% compared to 36.2% in 2005.

Net Income
Net income increased 7.3% to Ps. 9,195 million in 2006 compared to Ps. 8,566 million in 2005. This increase was due to growth of 6.0% in income from operations combined with a decrease in net interest expense, higher gains on monetary position, and a reduction in the effective tax rate, partially offset by an increase in other expenses.

Net majority income amounted to Ps. 6,622 million in 2006 compared with Ps. 5,766 million in 2005, an increase of 14.8% from 2005 levels. Net majority income per FEMSA Unit[2] was Ps. 5.552 for full year 2006. Net majority income per FEMSA ADS, considering an exchange rate of Ps. 10.876 per dollar, was US$5.105 in 2006.

Capital Expenditures
Capital expenditures reached Ps. 8,888 million in 2006, which represented an increased of 26.0% from 2005 levels, reflecting the inclusion of our Brazilian beer operations and slightly higher Capex at Oxxo and FEMSA Cerveza.

Consolidated Net Debt
As of December 31, 2006, FEMSA recorded a cash balance of Ps. 7,936 million (US$730 million), short-term debt of Ps. 3,490 million (US$321million) and long-term debt of Ps. 36,691 million (US$3,374 million), for a net debt of Ps. 32,245 million (US$2,965 million). The increase in net debt was mainly related to the acquisition of an additional 8.02% interest in Coca-Cola FEMSA and to debt resulting form the acquisition of our Brazilian beer operations.

FINANCIAL RESULTS BY BUSINESS SEGMENT

[illegible]

Total Revenues
Coca-Cola FEMSA's total revenues increased 6.9% to Ps. 57,738 million in 2006 compared to Ps. 53,997 million in 2005. Net sales increased 7.3% to Ps. 57,539 million in 2006 compared to Ps. 53,601 million in 2005 and represented 99.7% of total revenues in 2006. Total revenue growth primarily resulted from Brazil, Venezuela and Mexico, accounting for approximately 34%, 18% and 17% of the incremental total revenues, respectively.

Sales volume reached 1,998 million unit cases in 2006 compared to 1,889 million unit cases in 2005, which represents an increase of 5.8%, mainly driven by a 6.4% volume growth of the **Coca-Cola** brand, which accounted for almost 70% of incremental volume. Sales volume growth in Mexico and Brazil, accounted for over 55% of our incremental volume. Carbonated soft drink sales volume grew 5.8% to 1,694.7 million unit cases, driven by incremental volume across all of our territories.

Average price per unit case (calculated by dividing net sales by total sales volume excluding beer in Brazil) remained flat in real terms at Ps. 28.36 (US$2.61) during 2006, due to price increases in all our territories except for Mexico and Argentina.

---

(2) FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of December 31, 2006 was 1,192,742,090 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross Profit

Cost of sales increased 9.7% to Ps. 30,196 million in 2006 compared to Ps. 27,522 million in 2005. As a percentage of sales, cost of sales increased 1.3 percentage points to reach 52.3% of total revenues in 2006.

Gross profit increased 4.0% to Ps. 27,542 million in 2006 compared to Ps. 26,475 million in 2005, Brazil and Mexico accounted for over 45% of this growth. Gross margin decreased 1.3 percentage points due to higher cost per unit case in all of our territories, except Mexico and Argentina. Higher sweetener costs in all of our operations, combined with higher PET bottle prices in some of our territories and higher packaging costs due to a packaging mix shift towards non-returnable presentations more than offset higher revenues.

Income from Operations

Operating expenses increased 4.8% to Ps. 18,086 million in 2006 compared to Ps. 17,257 million in 2005 mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories, and (3) higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market and to build brand equity. As a percentage of total revenues, operating expenses declined from 32.0% in 2005 to 31.3% in 2006 due to higher fixed-cost absorption, driven by incremental volumes and higher average price per unit case. Administrative expenses increased 5.8% to Ps. 3,201 million in 2006 from Ps. 3,026 million in 2005. Selling expenses increased 4.6% to Ps. 14,885 million in 2006 compared to Ps. 14,231 million in 2005. At 25.8% of total revenues, selling expenses decreased 0.6 percentage points from 2005 levels.

After conducting a thorough analysis, done by a third party, of the current conditions and expected useful life of our cooler inventories in our territories in Mexico, we decided to modify the useful life of Coca-Cola FEMSA's coolers in Mexico from five to seven years. We made this decision based on Coca-Cola FEMSA's equipment maintenance policy and our ability to better manage our cooler platform in the marketplace. This modification reduced our amortization expenses by Ps. 127 million in 2006, all of which was recognized in the fourth quarter, and increased our operating income by a similar amount. Excluding this change, our operating expenses would have increased by 5.5% during 2006.

Income from operations increased 2.6% to Ps. 9,456 million in 2006 compared to Ps. 9,218 million in 2005 as a result of higher fixed-cost absorption due to higher revenues. Growth in operating income in Colombia, Central America and Brazil more than compensated for flat operating income in Mexico and a decline in Venezuela and Argentina. Operating margin decreased by 0.7 percentage points to 16.4% in 2006 compared to 17.1% in 2005, mainly due to higher cost per unit case. Excluding the adjustment mentioned above, our operating income would have increased by 1.2% in 2006.

[illegible] CERVEZA (EXCLUDING BRAZIL)

Total Revenues

FEMSA Cerveza total revenues increased 9.2% to Ps. 31,341 million in 2006 as compared to Ps. 28,690 million in 2005. Net sales increased 9.1% to Ps. 31,112 million in 2006 compared to Ps. 28,521 million in 2005. Net sales, which include beer and packaging sales, represented 99.3% of total revenues. This growth was primarily due to total beer sales volume growth of 6.5%, a 2.7% increase in total real price per hectoliter, and a 6.5% increase in packaging sales. Domestic sales volume represented 90% of the total, while the remaining 10% came from exports.

Domestic beer sales volume increased for the fourth consecutive year, increasing 5.6% to 25.95 million hectoliters in 2006 compared to 24.58 million hectoliters in 2005. The increased product innovation, broader availability of our beers, successful execution at the point of sale, revenue management initiatives and continued strength in consumer demand, produced this top-line growth. Most notable was the growth of our **Tecate Light** and **Sol** brands, which through focused initiatives have shown improved brand equity and health indicators.

Domestic price increased 3.6% to Ps. 974.4 per hectoliter. This strength was driven by (1) the higher price realized from volume brought under direct distribution earlier in the year, (2) a positive mix effect and (3) revenue management and other initiatives aimed at optimizing price points per SKU and channel while selectively adjusting the margin offered to the retailer.

Export beer sales volume increased 15.3% to 2.81 million hectoliters in 2006 compared to 2.44 million hectoliters in 2005. This result was slightly above our expectations thanks to the excellent work of Heineken USA, which enabled us to outpace import category growth in the United States for a second year in a row. It has been two full years since Heineken USA became our U.S. importer, and we believe that the continued focus on increasing the overall availability of and promotion for our brands across the entire country, will continue to be important for 2007.

Gross Profit
Cost of sales increased 8.0% in 2006 and as a percentage of total revenues decreased 0.5 percentage points from 2005. Cost of sales reached Ps. 12,486 million in 2006 compared to Ps. 11,564 million in 2005. Gross profit reached Ps. 18,855 million in 2006 compared to Ps. 17,126 million in 2005, resulting in a gross margin of 60.2% as compared to 59.7%. The benefits of volume-driven fixed cost absorption and increased efficiency compensated for upward pricing pressure from raw materials, particularly aluminum.

Income from Operations
Operating expenses increased 11.5% to Ps. 12,866 million in 2006 compared to Ps. 11,536 million in 2005. Administrative expenses increased 9.5% to Ps. 3,925 million in 2006 compared to Ps. 3,585 million in 2005. Selling expenses increased 12.5% to Ps. 8,941 million in 2006 as compared with Ps. 7,951 million in 2005. Most of this increase was due to increased selling expenses in the domestic market due to the expense structure of third-party volume brought into direct distribution in the year, incremental services provided to retailers whose margins we adjust, increased activation at the point of sale, and a strengthened commercial sales structure. Income from operations increased 7.1% to Ps. 5,989 million in 2006 compared to Ps. 5,590 million in 2005. This reflects an increase in total revenues on strong volume growth and pricing combined with higher cost of sales and operating expenses.

On January 13, 2006, we acquired a controlling stake in Cervejarias Kaiser in Brazil. The information described in this section is for FEMSA Cerveza's Brazilian operations for the full year of 2006.

FEMSA Cerveza's total revenues in Brazil reached Ps. 4,258 million in 2006 on sales volume of 8.935 million hectoliters. The total real price per hectoliter reached Ps. 476.6 per hectoliter.

Cost of sales reached Ps. 2,785 million in 2006, representing 65.4% of total revenues. Gross profit reached Ps. 1,473 million in 2006, resulting in a gross margin of 34.6%.

Operating expenses reached Ps. 1,547 million in 2006, which represented 36.3% of total revenues. Selling expenses reached Ps. 1,381 million, mainly reflecting important marketing expenses directed towards the launch of the brand **Sol** and the re-launch of the brand **Kaiser** during the fourth quarter, ahead of the Brazilian summer. Administrative expenses reached Ps. 166 million. For the year, Brazil generated Ps. (74) million of operating income, in-line with our expectation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FEMSA COMERCIO

Total Revenues

FEMSA Comercio total revenues increased 18.7% to Ps. 35,500 million in 2006 compared to Ps. 29,898 million in 2005. The increase in total revenues was mainly a result of the aggressive expansion of the Oxxo convenience store chain, which added 706 net new Oxxo stores during 2006. As of December 31, 2006, we had 4,847 Oxxos nationwide. This is Oxxo's 11th consecutive year of increasing the number of new store openings.

Same-store sales of Oxxo increased an average of 8.2% in 2006, reflecting an increase in the average customer ticket of 2.8% and an increase in store traffic of 5.4%. This increase reflects rapid store expansion and stronger category management practices, such as tailored product offerings within the stores.

Gross Profit

Cost of sales increased 17.7% to Ps. 25,866 million in 2006, below total revenue growth, compared with Ps. 21,967 million in 2005. As a result, gross profit reached Ps. 9,634 million in 2006, which represented a 21.5% increase from 2005. Gross margin expanded 0.6 percentage points to reach 27.1% of total revenues, primarily due to the benefit from increased coordinated efforts with our suppliers to provide the right promotions and right products for consumers.

Income from Operations

Operating expenses increased 21.3% to Ps. 8,030 million in 2006 compared with Ps. 6,621 million in 2005. Administrative expenses increased 19.4% to Ps. 727 million in 2006 compared with Ps. 609 million in 2005, due to compliance-related expenses and administrative personnel to support the expanded store base. Selling expenses increased 21.5% to Ps. 7,303 million in 2006 compared with Ps. 6,012 million in 2005, due to an increase in expenses related to the development of direct distribution capabilities, opening of new administrative offices in Colima, Tapachula and Tuxtla, an increase in energy tariffs and consumption as we continue to add to our fast-food capabilities, and increased depreciation expense due to the ongoing renovation of certain Oxxo store formats.

Income from operations increased 22.5% to Ps. 1,604 million in 2006 compared with Ps. 1,310 million in 2005. This increase was above revenue growth, and contributed to a 0.1 percentage point increase in operating margin which reached 4.5% in 2006 compared with 4.4% in 2005.

KEY EVENTS DURING 2006

Acquisition of Kaiser.

On January 13, 2006, FEMSA announced the acquisition of 68% of Kaiser for US$68 million. Kaiser had existing financial debt of approximately US$60 million and certain contingent liabilities and claims. As previously announced, Kaiser will be managed by a seven-member Board of Directors, FEMSA electing five directors and Molson and Heineken each electing one director.

Acquisition of Coca-Cola FEMSA ("KOF") shares from The Coca-Cola Company ("TCCC").

On November 3, 2006, FEMSA acquired from TCCC 148,000,000 "D" shares of KOF representing 8.02% of the equity of the company, at a price of US$2.888 per share for an aggregate amount of US$427.4 million. Following the transaction, ownership stakes in KOF are 53.73% for FEMSA, 31.60% for TCCC, and the public float remains unchanged at 14.67%.

FEMSA reinforces commitment to Brazilian beer market.

During the fourth quarter, we completed a capital increase of US$200 million in our Brazilian beer operations, following the successful settlement of tax contingencies achieved and disclosed in the third quarter. The capital infusion represented the final step in the capitalization of the company, significantly strengthening its balance sheet and setting the financial foundation to pursue the business objectives of FEMSA Cerveza's Brazilian operations in this key market.

Shareholder Heineken N.V. did not participate in the capital increase during the fourth quarter. However, Heineken N.V. has an option to increase its ownership participation in the company up to its former level of 17% in the coming months, under the same economic terms of the capital increase. For its part, Molson Coors ("MC") determined that Brazil is no longer a core part of its business strategy and decided to complete its exit from the Brazilian market. Therefore, during the fourth quarter MC exercised a put option and sold its remaining 15% stake in the Brazilian entity to FEMSA Cerveza for US$15.6 million. FEMSA's indemnity provision for certain tax contingencies provided by MC increased proportionately with the incremental 15% stake. MC and FEMSA's existing commercial arrangements in Mexico and the UK were not affected by MC's decision in the Brazil market.

Coca-Cola FEMSA ("KOF") and The Coca-Cola Company ("TCCC") agreed to acquire Jugos del Valle.
In December 2006, KOF and TCCC agreed to acquire up to 100% of Jugos del Valle for US$470 million, including debt. The transaction is still pending approval. Upon closing, the Coca-Cola system would become the second largest juice producer in Mexico and the largest in Brazil, providing a platform for growth in the key non-carbonated beverages segment, which we expect to outgrow all other beverage categories. After the closing of the acquisition, the rest of the Coca-Cola bottler system in Mexico and Brazil would be invited to participate in this joint venture, in their respective countries of operation. Such participation would be under the same economic terms and conditions pursuant to which KOF and TCCC have agreed to the transaction.

Deloitte.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A.B. de C.V. (formerly Fomento Económico Mexicano, S.A. de C.V., a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2006, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of FEMSA Comercio, S.A. de C.V. and subsidiaries (a consolidated subsidiary), which statements reflect total assets constituting 8% and 7%, respectively, of consolidated total assets at December 31, 2006 and 2005, and total revenues constituting 28%, 27% and 24%, respectively, of consolidated total revenues for each of the three years in the period ended December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for FEMSA Comercio, S.A. de C.V. and subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican financial reporting standards.

Mexican financial reporting standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of stockholders' equity as of December 31, 2006 and 2005, to the extent summarized in Note 28.

As disclosed in Note 27 K) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)", effective December 31, 2006.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu



C.P.C. Gabriel González Martínez
Monterrey, N.L., Mexico
February 28, 2007

Fomento Económico Mexicano, S.A.B. de C.V. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

At December 31, 2006 and 2005. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006.	2006		2005
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 735	Ps. 7,936	Ps. 8,558
Accounts receivable	646	6,974	5,519
Inventories	753	8,179	7,090
Recoverable taxes	111	1,204	952
Other current assets	108	1,166	983
Total current assets	2,353	25,439	23,102
Investments in shares	71	768	800
Property, plant and equipment	4,573	49,390	45,582
Intangible assets	5,170	55,833	50,990
Other assets	876	9,452	7,902
Bottles and cases	260	2,811	2,546
Deferred income tax asset	160	1,727	1,390
TOTAL ASSETS	$ 13,463	Ps. 145,390	Ps. 132,312

(continued)

CONSOLIDATED BALANCE SHEETS

At December 31, 2006 and 2005. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006.

	2006		2005
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Bank loans	$ 323	Ps. 3,490	Ps. 762
Interest payable	39	426	418
Current maturities of long-term debt	226	2,440	4,401
Suppliers	1,063	11,475	9,505
Taxes payable	231	2,495	2,088
Accounts payable	326	3,510	2,610
Other current liabilities	138	1,501	1,176
Total current liabilities	2,346	25,337	20,960
Long-Term Liabilities:			
Bank loans and notes payable	3,172	34,251	30,942
Deferred income tax liability	355	3,834	3,533
Labor liabilities	288	3,115	2,556
Contingencies and other liabilities	428	4,625	3,832
Total long-term liabilities	4,243	45,825	40,863
Total liabilities	6,589	71,162	61,823
Stockholders' Equity:			
Minority interest in consolidated subsidiaries	1,853	20,008	20,462
Majority interest:			
Capital stock	477	5,154	5,154
Additional paid-in capital	1,835	19,812	21,440
Retained earnings from prior years	2,869	30,988	26,239
Net income	613	6,622	5,766
Cumulative other comprehensive loss	(773)	(8,356)	(8,572)
Majority interest	5,021	54,220	50,027
Total stockholders' equity	6,874	74,228	70,489
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,463	Ps. 145,390	Ps. 132,312

The accompanying notes are an integral part of these consolidated balance sheets.
Monterrey, N.L., Mexico, February 23, 2007.



José Antonio Fernández Carbajal
Chief Executive Officer



Javier Astaburuaga Sanjines
Chief Financial Officer

CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2006, 2005 and 2004. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006, except per share data.	2006		2005	2004
Net sales	$ 11,667	Ps. 125,994	Ps. 111,051	Ps. 101,637
Other operating revenues	40	433	585	679
Total revenues	11,707	126,427	111,636	102,316
Cost of sales	6,291	67,940	59,483	54,190
Gross profit	5,416	58,487	52,153	48,126
Operating expenses:				
Administrative	778	8,400	7,466	7,245
Selling	3,028	32,697	28,284	25,917
	3,806	41,097	35,750	33,162
Income from operations	1,610	17,390	16,403	14,964
Integral result of financing:				
Interest expense	(374)	(4,040)	(4,520)	(4,076)
Interest income	65	707	684	613
Foreign exchange gain (loss)	(20)	(217)	308	(23)
Gain on monetary position	129	1,395	1,169	2,112
Market value loss on ineffective portion of derivative financial instruments	(10)	(109)	(160)	–
	(210)	(2,264)	(2,519)	(1,374)
Other expenses, net	(104)	(1,125)	(452)	(856)
Income before taxes and employee profit sharing	1,296	14,001	13,432	12,734
Taxes and employee profit sharing	445	4,806	4,866	2,649
Consolidated net income	$ 851	Ps. 9,195	Ps. 8,566	Ps. 10,085
Net majority income	613	6,622	5,766	6,411
Net minority income	238	2,573	2,800	3,674
Consolidated net income	$ 851	Ps. 9,195	Ps. 8,566	Ps. 10,085
Net majority income (U.S. dollars and constant Mexican pesos):				
Per Series "B" share	$ 0.09	Ps. 0.99	Ps. 0.90	Ps. 1.08
Per Series "D" share	0.12	1.24	1.13	1.35

The accompanying notes are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

For the years ended December 31, 2006, 2005 and 2004. Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006.	2006		2005	2004
Resources Generated by (Used in) Operating Activities:				
Consolidated net income	$ 951	Ps. 9,195	Ps. 8,566	Ps. 10,085
Depreciation	426	4,599	4,382	4,125
Amortization and other non-cash charges	280	3,021	2,675	2,724
Impairment of long-lived assets	19	200	81	509
Deferred income tax	1	18	(142)	(1,054)
	1,577	17,033	15,562	16,389
Working capital:				
Accounts receivable	(41)	(442)	(489)	(118)
Inventories	(97)	(1,047)	(364)	(1,359)
Recoverable taxes, net	(47)	(505)	(598)	1,002
Other current assets	(13)	(141)	(84)	120
Suppliers and other current liabilities	139	1,503	694	927
Interest payable	1	8	(6)	(35)
Labor liabilities	(25)	(270)	(378)	(272)
Net resources generated by operating activities	1,494	16,139	14,337	16,654
Resources Generated by (Used in) Investing Activities:				
Acquisition of Coca-Cola FEMSA minority interest	(428)	(4,627)	—	—
Acquisitions by FEMSA Cerveza	(168)	(1,816)	—	—
Property, plant and equipment	(456)	(4,924)	(3,364)	(3,304)
Other assets	(276)	(2,972)	(2,585)	(3,257)
Bottles and cases	(60)	(648)	(515)	(408)
Intangible assets	(28)	(301)	(407)	(539)
Other business acquisitions	(15)	(159)	—	—
Investments in shares	4	46	18	184
Acquisition of FEMSA Cerveza minority interest	—	—	—	(15,860)
Net resources used in investing activities	(1,427)	(15,401)	(6,853)	(23,184)
Resources Generated by (Used in) Financing Activities:				
Bank loans obtained	838	9,063	1,986	26,118
Bank loans paid	(420)	(4,536)	(14,013)	(18,889)
Amortization in real terms of long-term liabilities	(108)	(1,169)	(1,332)	(2,021)
Dividends declared and paid	(130)	(1,406)	(1,063)	(907)
Contingencies and other financing liabilities	(293)	(3,167)	(13)	277
Cumulative translation adjustment	(18)	(197)	(177)	(144)
Issuance of capital stock	—	—	8,155	—
Capital contribution by Coca-Cola FEMSA's minority interest	—	—	—	634
Net resources generated by (used in) financing activities	(131)	(1,412)	(6,457)	5,068
Cash and cash equivalents:				
Net increase (decrease)	(64)	(674)	1,027	(1,462)
Cash received in acquisition of Kaiser	5	52	—	—
Initial balance	794	8,558	7,531	8,993
Ending balance	$ 735	Ps. 7,936	Ps. 8,558	Ps. 7,531

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2006, 2005 and 2004. Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2006.	Capital Stock	Additional Paid-in Capital
Balances at December 31, 2003	Ps. 4,799	Ps. 13,640
Transfer of prior year net income		
Dividends declared and paid		
Capital contribution by Coca-Cola FEMSA's minority interest		
Acquisition of FEMSA Cerveza minority interest		
Comprehensive income		
Balances at December 31, 2004	4,799	13,640
Transfer of prior year net income		
Dividends declared and paid		
Issuance of capital stock	355	7,800
Comprehensive income		
Balances at December 31, 2005	5,154	21,440
Transfer of prior year net income		
Dividends declared and paid		
Kaiser's minority interest		
Acquisition of FEMSA Cerveza minority interest		(77)
Acquisition of Coca-Cola FEMSA minority interest		(1,551)
Comprehensive income		
[illegible] at December 31, 2006	Ps. 5,154	Ps. [illegible]

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

	Retained Earnings from Prior Years	Net Income	Cumulative Other Comprehensive Loss	Majority Interest	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity
	Ps. 17,495	Ps. 3,631	Ps. (6,640)	Ps. 32,925	Ps. 20,199	Ps. 53,124
	3,631	(3,631)				—
	(594)			(594)	(313)	(907)
					634	634
					(6,383)	(6,383)
		6,411	(420)	5,991	4,184	10,175
	20,532	6,411	(7,060)	38,322	18,321	56,643
	6,411	(6,411)				—
	(704)			(704)	(359)	(1,063)
				8,155		8,155
		5,766	(1,512)	4,254	2,500	6,754
	26,239	5,766	(8,572)	50,027	20,462	70,489
	5,766	(5,766)				—
	(1,017)			(1,017)	(389)	(1,406)
					368	368
				(77)	(92)	(169)
				(1,551)	(3,076)	(4,627)
		6,622	216	6,838	2,735	9,573
	[illegible]	Ps. [illegible]	Ps. [illegible]	Ps. 54,220	Ps. 20,008	Ps. [illegible]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2006.

[illegible]

Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") is a Mexican holding company. On December 7, 2006, FEMSA changed its name as approved at a general extraordinary stockholders' meeting from Fomento Económico Mexicano, S.A. de C.V. to Fomento Económico Mexicano, S.A.B. de C.V. due to a requirement of the Mexican Securities Law issued on June 28, 2006. This new law requires every company that is listed on the Bolsa Mexicana de Valores, S.A. de C.V. ("BMV" Mexican Stock Exchange) to include "bursátil" (publicly traded) in their legal name or use the letter "B" after S.A.

The principal activities of FEMSA and its subsidiaries (the "Company"), as an economic unit, are carried out by operating subsidiaries and grouped under direct and indirect holding company subsidiaries (the "Subholding Companies") of FEMSA. The following is a description of such activities, together with the ownership interest in each Subholding Company:

Subholding Company	% Ownership	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries ("Coca-Cola FEMSA")	53.7% (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil and Argentina. The Coca-Cola Company indirectly owns 31.6% of Coca-Cola FEMSA's capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA's capital stock are listed on BMV and The New York Stock Exchange, Inc. ("NYSE").
FEMSA Cerveza, S.A. de C.V. and Subsidiaries ("FEMSA Cerveza")	100%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 17 different brands of beer, of which the five most important are: Tecate, Sol, Carta Blanca, Superior and Indio. Since January 2006, FEMSA Cerveza produces, distributes and markets beer in Brazil through Cervejarías Kaiser Brasil, S.A. ("Kaiser") which operates 8 breweries in this country. Kaiser produces 13 different brands of which the most important are Kaiser Pilsen, Bavaria Pilsen and Sol (see Note 6).
FEMSA Comercio, S.A. de C.V. and Subsidiaries ("FEMSA Comercio")	100%	Operation of a chain of convenience stores in Mexico under the trade name "Oxxo."
Other Companies	100%	Companies engaged in the production and distribution of labels, plastic cases, coolers and commercial refrigeration equipment; as well as, transportation logistic and maintenance services to FEMSA's subsidiaries and to third parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[illegible] PRESENTATION

The consolidated financial statements include the financial statements of FEMSA and those companies in which it directly or indirectly owns a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

The consolidated financial statements of the Company are prepared in accordance with "Normas de Información Financiera" (Mexican Financial Reporting Standards or "Mexican FRS"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"), as further explained in Note 27. A reconciliation from Mexican FRS to U.S. GAAP is included in Note 28.

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend requiring this function be performed by an independent entity. Accordingly, the task of establishing generally accepted accounting principles in Mexico, which included bulletins and circulars issued by the IMCP was transferred to CINIF.

The consolidated financial statements are stated in millions of Mexican pesos ("Ps."). The translation of Mexican pesos into U.S. dollars ("$") is included solely for the convenience of the reader, using the noon buying rate exchange rate published by Bank of New York of 10.7995 pesos per U.S. dollar as of December 31, 2006.

The results of the operations acquired by FEMSA are included in the consolidated financial statements since the date of acquisition. During 2006, FEMSA Cerveza acquired some businesses and FEMSA acquired 8.02% of Coca-Cola FEMSA; as a result, the consolidated financial statements are not comparable to the figures presented in prior years (see Note 5 and 6).

On February 23, 2007, the Board of Directors of FEMSA, unanimously approved the consolidated financial statements and the accompanying notes, as of and for the year ended December 31, 2006.

NOTE [illegible] FOREIGN SUBSIDIARY INCORPORATION

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the FEMSA consolidated financial statements, each foreign subsidiary's individual financial statements are adjusted to Mexican FRS and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity as part of other comprehensive income.

The accounting treatment for the integral result of financing when the Company designates a net investment in an acquired foreign subsidiary as an economic hedge to finance its acquisition is as follows:

- The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing; and
- The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in that subsidiary covers the debt outstanding and is recorded as part of the cumulative translation adjustment. The monetary position result corresponding to the unhedged portion of such debt is calculated using the inflation factors of the country of the company that enters into the financing, and the effect is recorded in the integral result of financing.

As of the date of these consolidated financial statements, the Company has not designated any investment in a foreign subsidiary as an economic hedge.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with the financing of intercompany foreign currency denominated balances recorded in the cumulative translation adjustment in stockholders' equity as part of cumulative other comprehensive income are considered to be long-term investments since settlement is not planned or anticipated in the foreseeable future.

[illegible] SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Mexican FRS, which require that the Company's management makes certain estimates and uses certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriated as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

A) Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

- Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated;
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of the appropriate inflation factors;
- Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon the inflation factors; and
- Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent balance sheet presented.

B) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices with original maturities of three months or less. As of December 31, 2006 and 2005, cash equivalents amounted to Ps. 4,802 and Ps. 4,797, respectively.

C) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intra-plant transfer costs.

D) Other Current Assets:
Other current assets are comprised of payments for services that will be received over the next 12 months and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 Q).

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

Additionally, as of December 31, 2006, the Company has restricted cash, classified as other current assets, of Ps. 243 denominated in Venezuelan bolivars, and Ps. 7 denominated in Brazilian reales; both were pledged as collateral of accounts payable and are classified in other current assets due to their short-term nature. As of December 31, 2005, the Company had restricted cash of Ps. 84 denominated in Venezuelan bolivars.

E) Bottles and Cases:
Returnable bottles and cases are recorded at acquisition cost and restated to their replacement cost. There are two types of returnable bottles and cases:

- Those that are in the Company's control in its facilities, in plant and distribution centers; and
- Those that have been placed in the hands of customers.

Through December 31, 2005, FEMSA Cerveza classified returnable bottles and cases as inventories. Beginning on January 1, 2006, FEMSA Cerveza classifies returnable bottles and cases as long-lived assets in accordance with their estimated useful lives. Accounting estimates regarding returnable bottles and cases have not been modified. Returnable bottles and cases of FEMSA Cerveza as of December 31, 2005 have been reclassified in the accompanying consolidated balance sheets and combined with those of Coca-Cola FEMSA.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2006, 2005 and 2004 breakage expense amounted to Ps. 684, Ps. 765 and Ps. 649 respectively. The Company estimates that breakage expense of returnable bottles and cases in plant and distribution centers is similar to the depreciation calculated on an estimated useful life of approximately five years for beer returnable bottles, four years for soft drinks returnable glass bottles and plastic cases, and 18 months for soft drink returnable plastic bottles.

Depreciation is computed for tax purposes using the straight-line method at a rate of 10% per year. As of January 1, 2005, FEMSA Cerveza, as allowed by the changes to the tax law, modified its tax criteria for the deduction of bottles, from deducting all purchases to computing depreciation using the straight-line method at a rate of 10% per year. The change does not impact the tax provision, but does generate surcharges. The total amount paid in 2005 as a surcharge was Ps. 185, of which Ps. 126 was recorded in net income as of December 31, 2004.

FEMSA Cerveza's returnable bottles and cases are subject to an agreement with a retailer pursuant to which FEMSA Cerveza retains ownership. These bottles and cases are monitored by sales personnel during their periodic visits, and if any breakage is identified, it is charged to the retailer. Bottles and cases that are not subject to such agreements are expensed when placed in the hands of retailers.

Coca-Cola FEMSA's returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers.

F) Investments in Shares:
Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value if they have an observable market value or based upon the inflation factors of the country of origin, with such adjustments reflected in the income statement.

G) Property, Plant and Equipment:
Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated at the year-end exchange rate.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company, together with independent appraisers, estimates depreciation rates, considering the estimated remaining useful lives of the assets.

Through 2005 refrigeration equipment at Coca-Cola FEMSA was amortized on an estimated average useful life of approximately five years.

During 2006, Coca-Cola FEMSA changed its accounting estimate regarding the useful life of its refrigeration equipment in Mexican territories from 5 to 7 years considering the maintenance and replacement plans of the equipment and also supported by refrigeration equipment supplier and a third party. The change in accounting estimate is accounted for prospectively as of the date the change in estimate was made. The impact of this estimated change in 2006 was a reduction of depreciation expense by Ps. 127 recognized in 2006 consolidated results.

The estimated useful lives of the Company's principal assets are as follows:

	Years
Buildings and construction	40-50
Machinery and equipment	12-20
Distribution equipment	10-12
Refrigeration equipment	5-7
Information technology equipment	3-4

H) Other Assets:
Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are considered monetary assets and amortized under two methods, in accordance with the terms of such agreements:
  - Actual volume method, which amortizes the proportion of the volume actually sold to the retailer over the volume target (approximately 85% of the agreements of FEMSA Cerveza are amortized on this basis); and
  - Straight-line method, which amortizes the asset over the life of the contract (the remaining 15% of the agreements of FEMSA Cerveza and 100% of the agreements of Coca-Cola FEMSA are amortized on this basis).

  In addition, for agreements amortized based on the actual volume method, the Company periodically compares the amortization calculated based on the actual volume method against the amortization that would have resulted under the straight-line method and records a provision to the extent that the recorded amortization is less than what would have resulted under the straight-line method.

The amortization is recorded reducing net sales, which during the years ended December 31, 2006, 2005 and 2004, amounted to Ps. 1,557, Ps. 1,248 and Ps. 1,463, respectively.

- Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period.

I) Intangible Assets:

These assets represent payments whose benefits will be received in future years. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of:

- Start-up expenses, which represent costs incurred prior to the opening of an Oxxo store, including rent, permits and licenses. Such amounts are restated applying inflation factors and are amortized on a straight-line basis in accordance with the terms of the lease contract; and
- Information technology and management systems costs incurred during the development stage. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Intangible assets with indefinite lives are not amortized and are subject to annual impairment test. These assets are recorded in the functional currency of the subsidiary in which the investment was made and were restated by applying inflation factors of the country of origin at the year-end exchange rate. The Company's intangible assets with indefinite lives mainly consist of:

- Coca-Cola FEMSA's rights to produce and distribute Coca-Cola trademark products in territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages;
  Trademarks and distribution rights, recognized as a result of the acquisition of the 30% of FEMSA Cerveza (see Note 7) and payments made by FEMSA Cerveza in the acquisition of the previously granted franchise; and
- Trademarks and goodwill recognized as a result of the acquisition of Kaiser (see Note 6).

Goodwill represents the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying inflation factors of the country of origin and the year-end exchange rate. Until December 31, 2004 goodwill was amortized using the straight-line method over a period of no more than 20 years.

J) Impairment of Long-Lived Assets and Goodwill:

The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment, identifiable intangible assets and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For goodwill, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value.

Impairment charges regarding long-lived assets and goodwill are recognized in other expenses.

K) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA's refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 1,164, Ps. 1,016 and Ps. 1,018 during the years ended December 31, 2006, 2005 and 2004, respectively.

L) Labor Liabilities:
Labor liabilities include obligations for pension and retirement plans, seniority premiums, postretirement medical services and beginning in 2005 severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method. Beginning January 1, 2005, revised Bulletin D-3 "Labor Liabilities" establishes that severance payments resulting from situations other than a restructuring should be charged to the income statement in accordance with actuarial calculations based on the Company's severance indemnity history of the last three to five years. Until December 31, 2004 such severance indemnities were charged to expenses on the date when a decision was taken.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations and unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees named as beneficiaries.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2006, 2005 and 2004, these payments amounted to Ps. 162, Ps. 126 and Ps. 165, respectively.

In 2006, Coca-Cola FEMSA implemented strategic restructuring programs in its commercial operations and recognized costs of Ps. 572, which are recorded in other expenses in the consolidated income statement. Such costs consist of Ps. 472 of severance payments associated with an ongoing benefit arrangement and Ps. 100 of other costs related to the restructuring programs. As of the end of 2006, Coca-Cola FEMSA has paid Ps. 201 and the remaining balance is expected to be paid during 2007.

M) Revenue Recognition:
Revenue is recognized in accordance with stated shipping terms, as follows:

- For domestic sales, upon delivery to the customer and once the customer has taken ownership of the goods (FOB destination). Domestic revenues are defined as the sales generated by the Company for sales realized in the country where the subsidiaries operate. As of December 31, 2006, 2005 and 2004, domestic revenues represented approximately 97%, 96% and 97% of total consolidated revenues, respectively; and
- For export sales, upon shipment of goods to customers (FOB shipping point), and transfer of ownership and risk of loss.

Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

N) Operating Expenses:
Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:

- Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2006, 2005 and 2004, these distribution costs amounted to Ps. 9,190, Ps. 8,586 and Ps. 7,807, respectively;
- Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and
- Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

O) Income Tax, Tax on Assets and Employee Profit Sharing:

Income tax and employee profit sharing are charged to results as they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability. Deferred employee profit sharing is derived from temporary differences between the accounting result and income for employee profit sharing purposes and is recognized only when it can be reasonably assumed that the temporary differences will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, restated in currency of the current year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account.

FEMSA has authorization from the Secretaría de Hacienda y Crédito Público to prepare its income tax and tax on assets returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company. Prior to January 2005, for its Mexican subsidiaries, the proportional taxable income or loss was limited to 60% of the stockholders' ownership. Beginning in 2005, such limitation was eliminated.

P) Integral Result of Financing:

The integral result of financing includes:

- Interest: Interest income and expenses are recorded when earned or incurred, respectively;
- Foreign Exchange Gains and Losses: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the foreign exchange gain or loss from the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature (see Note 3);
- Gain or Loss on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment

nature (see Note 3). The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate; and

- Market Value Gain or Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of, the ineffective portion of derivative financial instruments defined as hedges for accounting purposes and the net change in the fair value of embedded derivative financial instruments.

Q) Derivative Financial Instruments:

On January 1, 2005, Bulletin C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities) went into effect. Accordingly, the Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in net income or as a component of cumulative other comprehensive income, based on the type of hedging instrument and the ineffectiveness of the hedge.

The Company designates its financial instruments as hedging at the start of the hedging relationship, when transactions meet all hedging requirements. For cash flow hedges, the effective portion is recognized temporarily under comprehensive income within stockholders' equity, and subsequently reclassified to current earnings at the same time it is affected by the hedged item. When derivative financial instruments do not meet all of the standards requirements for hedging purposes, the ineffective portion is immediately recognized in net income.

The Company reviews all contracts entered into to identify embedded derivatives that should be segregated from the host contract for purposes of valuation and recording. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Initial valuation and changes in the fair value of the embedded derivatives at the closing of each period are recognized in net income.

Prior to the effective date of Bulletin C-10, the Company's derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair value were disclosed in the notes to the financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument's initial value and fair value was recorded in the income statement.

R) Cumulative Other Comprehensive Loss:

The cumulative balances of the components of majority other comprehensive loss are as follows:

	2006	2005
Cumulative result of holding non-monetary assets	Ps. (6,468)	Ps. (6,914)
Loss on cash flow hedges	(612)	(461)
Cumulative translation adjustment	(1,169)	(1,065)
Additional labor liability over unrecognized net transition obligation	(108)	(132)
	Ps. (8,356)	Ps. (8,572)

S) Provisions:

Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

T) Issuances of Subsidiary Stock:

The Company recognizes issuances of a subsidiary's stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

[illegible] OF COCA-COLA FEMSA MINORITY INTEREST

On November 3, 2006, FEMSA indirectly acquired 148,000,000 series "D" shares, which represent 8.02% of the total outstanding equity of Coca-Cola FEMSA for an aggregate amount of Ps. 4,627 paid in cash. This acquisition increased FEMSA's ownership stake in Coca-Cola FEMSA from 45.7% to 53.7% and its voting control from 53.6% to 63.0%. According to Mexican FRS this transaction occurs between shareholders and does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders' equity as a reduction of additional paid-in capital in the amount of Ps. 1,551.

[illegible] BY FEMSA CERVEZA

During 2006, FEMSA Cerveza made certain business acquisitions that were accounted for under the purchase method. The results of the operations acquired by FEMSA Cerveza have been included in the consolidated financial statements since the date of acquisition, as a result of which the 2006 consolidated income statement and balance sheet are not comparable with those of the prior year. The 2006 statement of changes in financial position presents the effects of the acquisitions and incorporation of such operations as a single line item within investing activities.

The Companies acquired by FEMSA Cerveza are:

a) On January 13, 2006, FEMSA Cerveza indirectly acquired a controlling stake in Kaiser from Molson Coors Brewing Co. ("Molson Coors") for Ps. 742 paid in cash, which represented 68% of the equity of Kaiser. The acquisition was accounted under the purchase method. FEMSA Cerveza assumed Kaiser's existing financial debt, which totaled approximately Ps. 654, and received certain indemnity provisions from Molson Coors for the potential payment of contingent liabilities and claims. Subsequent to the acquisition date, Kaiser paid Ps. 180 regarding such contingencies subject to the Molson Coors indemnifications and FEMSA Cerveza recorded a corresponding receivable for the amounts owed to them (see Note 8).

On December 18, 2006, FEMSA Cerveza, indirectly acquired Molson Coors' remaining 14.95% stake in Kaiser and paid Ps. 169 in cash. In accordance with Mexican FRS, this purchase was accounted for as an equity transaction as it took place between Kaiser's shareholders.

Additionally, FEMSA made an equity contribution of Ps. 2,156 on December 22, 2006 to Cervejarias Kaiser. Heineken NV, the other Kaiser shareholder, did not participate in this equity contribution and as a result its stake in Kaiser was diluted from 17.05% to 0.17%.

As of December 31, 2006, FEMSA Cerveza's stake in Kaiser's represents 99.83% of its outstanding equity. As a result of the step acquisition, FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting of trademarks of Ps. 524 and goodwill of Ps. 3,182 based on the preliminary purchase price allocation.

b) In June 2006, FEMSA Cerveza acquired a beer distribution operation from a third-party distributors for an aggregate amount of Ps. 867. As a result of the acquisition, FEMSA Cerveza identified and recorded intangible assets with indefinite lives consisting beer distribution rights of Ps. 804 based on the preliminary purchase price allocation. No goodwill was recognized as of result of the acquisition.

[illegible] ACQUISITION OF FEMSA CERVEZA MINORITY INTEREST:

On August 31, 2004, the Company terminated the existing arrangements among affiliates of FEMSA and Interbrew S.A. ("Interbrew"), Labatt Brewing Company Limited and certain of their affiliates. As a result FEMSA indirectly owns 100% of FEMSA Cerveza; and Interbrew indirectly owns 100% of Labatt USA LLC and Latrobe Brewing Company LLC, its distribution subsidiaries in the United States of America.

The Company paid Interbrew Ps. 15,623 and incurred transaction costs of Ps. 237, which consisted of financial, advisory and legal fees, capitalized as adjustments to the purchase price. This transaction was financed with bridge loans which were paid through an equity offering completed on May 25, 2005.

The acquisition was accounted for under the purchase method and recorded trademarks and distribution rights as intangible assets with indefinite lives, for a total amount of Ps. 9,847. No goodwill was recognized as a result of the acquisition.

[illegible] ACCOUNTS RECEIVABLE

	2006	2005
Trade	Ps. 6,084	Ps. 4,437
Allowance for doubtful accounts	(542)	(482)
Notes receivable	368	356
Molson Coors (see Note 6 A)	180	—
The Coca-Cola Company	179	422
Insurance claims	60	74
Travel advances to employees	48	34
Loans to employees	43	40
Guarantee deposits	38	239
Other	516	399
	Ps. 6,974	Ps. 5,519

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The changes in the allowance for doubtful accounts are as follows:

	2006	2005	2004
Initial balance	Ps. 482	Ps. 467	Ps. 426
Provision for the year	189	192	216
Write-off of uncollectible accounts	(103)	(131)	(126)
Restatement of the initial balance	(26)	(46)	(49)
Ending balance	Ps. 542	Ps. 482	Ps. 467

[illegible]

	2006	2005
Finished products	Ps. 3,831	Ps. 3,168
Raw materials	3,432	3,231
Advances to suppliers	129	70
Work in process	277	218
Spare parts	583	444
Advertising and promotional materials	5	8
Allowance for obsolescence	(128)	(49)
	Ps. 8,129	Ps. 7,090

[illegible]

	2006	2005
Advertising and promotional expenses	Ps. 344	Ps. 369
Restricted cash	250	84
Derivative financial instruments	231	207
Prepaid leases	124	83
Agreements with customers	80	87
Advances to suppliers	65	55
Deferred promotional expenses	38	33
Prepaid insurance	20	18
Other	14	47
	Ps. 1,166	Ps. 983

The advertising and promotional expenses recorded in the income statements for the years ended December 31, 2006, 2005 and 2004 amounted to Ps. 4,572, Ps. 3,353 and Ps. 3,467, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	Ownership	2006	2005
FEMSA Cerveza:			
Affiliated companies of FEMSA Cerveza [1]	Various	Ps. 221	Ps. 195
Río Blanco Trust (waste water treatment plant) [1]	19.12%	74	78
Other [2]	Various	13	14
Coca-Cola FEMSA:			
Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") [1]	23.11%	108	156
KSP Participações, S.A. [1]	38.74%	95	92
Industria Mexicana de Reciclaje, S.A. de C.V. [1]	35.00%	80	86
Compañía de Servicios de Bebidas Refrescantes S.A. de C.V. ("Salesko") [1]	26.00%	17	21
Beta San Miguel, S.A. de C.V. ("Beta San Miguel") [2]	2.54%	67	67
Complejo Industrial Can, S.A. ("CICAN") [1]	48.10%	35	39
Other [2]	Various	5	8
Other investments [2]	Various	50	44
		Ps. 768	Ps. 800

Valuation method:
(1) Equity method.
(2) Restated acquisition cost (there is no readily determinable market value).

	2006	2005
Land	Ps. 6,321	Ps. 6,066
Buildings, machinery and equipment	75,638	69,137
Accumulated depreciation	(37,938)	(33,848)
Refrigeration equipment	6,748	7,736
Accumulated depreciation	(6,646)	(5,771)
Construction in progress	2,413	1,345
Long-lived assets stated at realizable value	745	765
Other long-lived assets	109	152
	Ps 47,390	Ps. 45,582

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business and are available for sale, comprised of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, and have been recorded at their estimated realizable value without exceeding their restated acquisition cost, as follows:

		2006		2005
FEMSA and others subsidiaries	Ps.	296	Ps.	306
FEMSA Cerveza		283		260
Coca-Cola FEMSA		166		199
	Ps.	745	Ps.	765
Land	Ps.	505	Ps.	513
Buildings		212		224
Equipment		28		28
	Ps.	745	Ps.	765

As a result of selling certain long-lived assets, the Company recognized a gain of Ps. 19 and Ps. 26 for the years ended December 31, 2006 and 2004, respectively. In 2005 the result of selling long-lived assets was break-even.

[illegible]

	2006	2005
Unamortized intangible assets:		
Coca-Cola FEMSA:		
Rights to produce and distribute Coca-Cola trademark products	Ps. 39,399	Ps. 39,001
FEMSA Cerveza:		
Trademarks and distribution rights	10,897	10,097
Goodwill	3,182	–
Kaiser trademarks	524	–
Other	274	226
Other unamortized intangible assets	472	472
Amortized intangible assets:		
Cost of systems implementation	688	783
Start-up expenses	248	243
Other	149	168
	Ps. 55,833	Ps. 50,990

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization			Estimated Amortization
	Initial	Additions	Initial	For the Year	Total	Per Year
Cost of systems implementation	Ps. 1,496	Ps. 267	Ps. (713)	Ps. (362)	Ps. 688	Ps. [illegible]
Start-up expenses	318	32	(75)	(27)	248	[illegible]
2005:						
Cost of systems implementation	Ps. 1,163	Ps. 333	Ps. (439)	Ps. (274)	Ps. 783	
Start-up expenses	285	33	(52)	(23)	243	

OTHER ASSETS

	2006	2005
Leasehold improvements	Ps. 3,508	Ps. 2,823
Agreements with customers	3,255	3,243
Additional labor liabilities (see Note 17)	1,225	580
Long-term accounts receivable	356	407
Long-term licenses	176	119
Advertising and promotional expenses	119	67
Other	812	663
	Ps. 9,452	Ps. 7,902

… AND TRANSACTIONS WITH RELATED PARTIES AND AFFILIATED COMPANIES

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2006	2005
Assets (accounts receivable)	Ps. 442	Ps. 671
Liabilities (suppliers and other liabilities)	2,124	1,396

Transactions	2006	2005	2004
Income:			
Export beer sales to Labatt USA [1]	Ps. —	Ps. —	Ps. 989
Interest income related to short-term bank deposits at BBVA Bancomer, S.A. [2] [4]	—	—	40
Sales of cans and aluminum lid to Promotora Mexicana de Embotelladores, S.A. de C.V.	1,065	966	974
Other revenues from affiliated companies of FEMSA Cerveza	855	821	816
Sales of non-carbonated soft-drinks to Salesko	26	19	—
Expenses:			
Purchase of concentrate from The Coca-Cola Company	9,298	8,328	7,767
Purchase of baked goods and snacks from Grupo Industrial Bimbo, S.A. de C.V. [2]	997	916	813
Purchase of sugar, can and aluminum lid from Promotora Mexicana de Embotelladores, S.A. de C.V.	833	1,300	2,151
Purchase of canned products from IEQSA and CICAN	785	617	509
Purchase of sugar from Beta San Miguel	516	598	985
Interest expense paid to The Coca-Cola Company	54	12	15
Insurance premiums for policies with Grupo Nacional Provincial, S.A. Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A.[2] [4]	39	52	233
Purchase of plastic bottles from Embotelladora del Atlántico, S.A. (formerly Complejo Industrial Pet, S.A.) [2]	32	175	174
Purchases of crown caps from Tapón Corona, S.A. [3]	—	122	223
Interest expense related to long-term debt at BBVA Bancomer, S.A. [2] [4]	—	—	419
Management fees and technical assistance paid to Labatt [1]	—	—	91

(1) Labatt and Labatt USA were considered to be related parties until the acquisition by FEMSA of the remaining 30% interest of FEMSA Cerveza (see Note 7).
(2) One or more members of the board of directors or senior management are members of the board of directors or senior management of the counterparties to these transactions.
(3) In 2006, Tapón Corona is not considered to be related party.
(4) Since 2005, BBVA Bancomer S.A. de C.V., Seguros Monterrey New York Life, S.A. and Fianzas Monterrey, S.A. are not considered to be related parties.

[illegible] BALANCES AND TRANSACTIONS IN FOREIGN CURRENCIES.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting unit, translated into U.S. dollars are as follows:

Balances		Applicable Exchange Rate [1]	Short-Term	Long-Term	Total
[illegible]	Assets	10.8755	$ 107	$ 16	$ 123
	Liabilities		233	535	768
2005:	Assets	10.7109	$ 269	$ 12	$ 281
	Liabilities		369	545	914

(1) Mexican pesos per one U.S. dollar.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Transactions	2006	2005	2004
Revenues	$ 387	$ 361	$ 256
Expenses:			
Purchases of raw materials	553	468	411
Interest expense	159	139	116
Export expenses	74	65	29
Technical assistance fees	11	5	32
Other	111	84	102
	$ 908	$ 761	$ 690

As of February 23, 2007, the issuance date of these consolidated financial statements, the exchange rate published by "Banco de México" was 11.0023 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2006.

[illegible]

In 2006 and effective January 1, 2007, the Company modified its pension and retirement plans. Through December 2006, the Company's pension and retirement plans provided for lifetime monthly payment as a complement to the pension payment received from the Mexican Social Security Institute (Instituto Mexicano del Seguro Social, "IMSS"). Under the modified pension and retirement plans, a lump-sum payment to personnel vesting on or after January 1, 2007 will be made.

Additionally, FEMSA modified the long-term assumptions used in the actuarial calculations for its Mexican subsidiaries in 2006. The discount rate was reduced from 6.0% to 4.5% based on changes in the Company's revised estimate of current prices for settling its related obligations as a result of recent stability reflected by the Mexican economy. The expected salary increase was reduced from 2.0% to 1.5% based on changes in the estimated future compensation of its Mexican employees. The expected return on plan assets was reduced from 6% to 4.5% based on returns currently being earned by plan assets and the rates of return expected to be available for reinvestment in the future.

The net effect of the changes mentioned above was an increase in pension and retirement plan, seniority premium and severance indemnity liabilities of Ps. 768, Ps. 18 and Ps. 22, respectively. These changes were accounted as an unrecognized prior service costs and unrecognized actuarial net loss, which will be amortized over the expected service period of the Company's personnel.

A) Assumptions:

Actuarial calculations for pension and retirement plans, seniority premiums, postretirement medical services and severance indemnity liabilities, as well as the cost for the period, were determined in 2006 using the following long-term assumptions:

	Real Rates
Annual discount rate	4.5%
Salary increase	1.5%
Return on assets	4.5%
Measurement date: December 2006	

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) for Mexican investments, Treasury Bonds of each country for other investments and the expected rates of return of long-term returns of the actual investments of the Company.

The annual growth rate for health care expenses is 2% in real terms, consistent with the historical average health care expense rate for the past 30 years and such rate is expected to remain consistent for the foreseeable future.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Postretirement Medical Services	Severance Indemnities
2007	Ps. 378	Ps. 11	Ps. 39	Ps. 106
2008	293	12	40	78
2009	280	13	41	70
2010	264	14	42	65
2011	316	17	44	59
2012 to 2016	1,325	155	325	195

B) Balances of the Liabilities:

	2006	2005
Pension and retirement plans:		
Vested benefit obligation	Ps 2,130	Ps. 1,844
Non-vested benefit obligation	2,450	1,682
Accumulated benefit obligation	4,580	3,526
Excess of projected benefit obligation over accumulated benefit obligation	500	391
Projected benefit obligation	5,080	3,917
Pension plan funds at fair value	(2,612)	(2,197)
Unfunded projected benefit obligation	2,468	1,720
Unrecognized net transition obligation	(205)	(274)
Unrecognized prior service costs	(1,026)	—
Unrecognized actuarial net gain (loss)	5	(141)
	1,242	1,305
Additional labor liability	896	351
Total	2,138	1,656
Seniority premiums:		
Vested benefit obligation	111	91
Non-vested benefit obligation	101	76
Accumulated benefit obligation	212	167
Excess of projected benefit obligation over accumulated benefit obligation	24	24
Unfunded projected benefit obligation	236	191
Unrecognized net transition obligation	(10)	(14)
Unrecognized actuarial net loss	(50)	(18)
	176	159
Additional labor liability	55	42
Total	231	201
Postretirement medical services:		
Vested benefit obligation	301	292
Non-vested benefit obligation	404	316
Accumulated benefit obligation	705	608
Medical services funds at fair value	(101)	(81)
Unfunded accumulated benefit obligation	604	527
Unrecognized postretirement net transition obligation	(41)	(57)
Unrecognized actuarial net loss	(322)	(280)
Total	241	190

		2006		2005
Severance indemnities:				
Accumulated benefit obligation	Ps.	503	Ps.	460
Excess of projected benefit obligation over accumulated benefit obligation		39		39
Projected benefit obligation		542		499
Unrecognized net transition obligation		(453)		(386)
Unrecognized actuarial net loss		(33)		—
		56		113
Additional labor liability		449		396
Total		505		509
Total labor liabilities	Ps.	3,115	Ps.	2,556

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current period.

The projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded in other assets up to an amount of the unrecognized net transition obligation (see Note 14) and the difference was recorded in other comprehensive loss.

C) Trust Assets:
Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2006	2005
Fixed Return:		
Traded securities	25%	17%
Bank instruments	20%	16%
Federal government instruments	31%	30%
Variable Return:		
Publicly traded	24%	37%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other large multi-national companies that manage long-term funds.

During 2006, the contributions to the pension plan and postretirement medical services trust assets amounted to Ps. 270, and the Company estimates that the contributions during 2007 will reach approximately Ps. 470.

The amounts and types of securities of the Company and related parties included in trust assets are as follows:

	2006	2005
Debt:		
Grupo Industrial Bimbo, S.A. de C.V. [1]	Ps. 10	Ps. 11
Coca-Cola FEMSA	—	46
FEMSA	—	23
Capital:		
FEMSA	185	302

[1] One or more members of the board of directors or senior management are members of the board of directors or senior management of this company.

D) Cost of the Year:

	2006	2005	2004
Pension and retirement plans:			
Service cost	Ps. 130	Ps. 115	Ps. 115
Interest cost	220	205	206
Expected return on trust assets	(131)	(119)	(113)
Amortization of unrecognized transition obligation	53	52	25
Amortization of net actuarial loss	5	1	—
	277	254	233
Seniority premiums:			
Service cost	23	22	21
Interest cost	11	10	10
Amortization of unrecognized transition obligation	2	2	1
Amortization of net actuarial loss	1	—	—
	37	34	32
Postretirement medical services:			
Service cost	20	19	16
Interest cost	34	33	29
Expected return on trust assets	(3)	(3)	(2)
Amortization of unrecognized transition obligation	5	5	13
Amortization of net actuarial loss	9	11	—
	65	65	56
Severance indemnities:			
Service cost	77	58	—
Interest cost	31	28	—
Amortization of unrecognized transition obligation	34	29	—
	142	115	—
	Ps. 521	Ps. 468	Ps. 321

E) Changes in the Balance of the Obligations:

	2006	2005
Pension and retirement plans:		
Initial balance	Ps. 3,917	Ps. 3,653
Service cost	130	115
Interest cost	220	205
Curtailment	(23)	—
Amendments	999	—
Actuarial loss	32	219
Benefits paid	(195)	(275)
Ending balance	5,080	3,917
Seniority premiums:		
Initial balance	191	179
Service cost	23	22
Interest cost	11	10
Actuarial loss	44	8
Benefits paid	(33)	(28)
Ending balance	236	191
Postretirement medical services:		
Initial balance	608	566
Service cost	20	19
Interest cost	34	33
Actuarial loss	86	9
Benefits paid	(43)	(19)
Ending balance	705	608
Severance indemnities:		
Initial balance	499	520
Kaiser acquisition	27	—
Service cost	77	58
Interest cost	31	28
Actuarial loss	31	—
Benefits paid	(123)	(107)
Ending balance	542	499

F) Changes in the Balance of the Trust Assets:

	2006	2005
Pension and retirement plans:		
Initial balance	Ps. 2,197	Ps. 1,982
Actual return on trust assets in real terms	363	247
Contributions	208	150
Benefits paid	(156)	(182)
Ending balance	2,612	2,197
Postretirement medical services:		
Initial balance	81	65
Actual return on trust assets in real terms	1	7
Contributions	62	28
Benefits paid	(43)	(19)
Ending balance	101	81

G) Variation in Health Care Assumptions:
The following table presents the impact to the postretirement medical service obligations and the expenses recorded in the income statement with a variation of 1% in the assumed health care cost trend rates.

	Impact of changes: +1%	-1%
Postretirement medical services obligation	Ps. 90	Ps. (119)
Cost for the year	18	(4)

[illegible] PROGRAM

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added ("EVA") methodology. The objective established for the executives at each entity is based on a combination of the EVA per entity and the EVA generated by the Company, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase FEMSA shares or options, based on the executive's responsibility in the organization, their business' EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year. 50% of Coca-Cola FEMSA's annual executive bonus is to be used to purchase FEMSA shares or options and the remaining 50% to purchase Coca-Cola FEMSA shares or options.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2006, 2005 and 2004, the bonus expense recorded amounted to Ps. 862, Ps. 664 and Ps. 649, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

[illegible] LOANS AND NOTES PAYABLE

The following table presents short-term debt consisted principally of revolving bank loans as well as their weighted average rates:

	% Interest Rate		2006	% Interest Rate		2005
Mexican pesos	7.6%	Ps.	406	4.4%	Ps.	47
U.S. dollars	5.9%		1,791	4.7%		5
Argentine pesos	10.5%		527	9.4%		247
Venezuelan bolivars	9.6%		422	12.1%		463
Brazilian reals	13.9%		242	—		—
Japanese yen	2.9%		102	—		—
		Ps.	3,490		Ps.	762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and derivative financial instruments contracted by the Company:

	% Interest Rate	2006	% Interest Rate	2005
Fixed interest rate:				
U.S. dollars:				
Yankee bonds	7.3%	Ps. 3,233	7.9%	Ps. 5,576
Bank loans	5.3%	642	3.4%	263
Capital leases		—	5.6%	118
Mexican pesos:				
Bank loans	9.7%	4,136	9.6%	4,304
Notes	10.2%	1,500	10.2%	1,561
Units of investment (UDI)		—	8.7%	1,483
Variable interest rate:				
U.S. dollars:				
Bank loans	5.7%	2,660	4.8%	2,470
Capital leases	8.7%	9	6.9%	53
Mexican pesos:				
Bank loans	7.6%	15,971	9.0%	10,602
Notes	8.2%	8,156	9.7%	8,486
Colombian pesos:				
Notes	9.3%	166	8.7%	401
Brazilian reals:				
Bank loans	12.6%	218		—
Guatemalan quetzals:				
Bank loans		—	6.5%	26
Long-term debt		36,691		35,343
Current maturities of long-term debt		(2,440)		(4,401)
		Ps. 34,251		Ps. 30,942

Hedging Derivative Financial Instruments

	% Interest Rate [1]	2006	% Interest Rate [1]	2005
Interest rate swaps variable to fixed:				
Mexican pesos:				
Bank loans:		Ps. 11,835		Ps. 8,399
Interest pay rate	9.8%		10.3%	
Interest receive rate	7.4%		9.1%	
Notes:		8,156		8,486
Interest pay rate	9.2%		9.2%	
Interest receive rate	8.0%		9.7%	
Cross currency swaps:				
Bank loans from U.S. dollars to Mexican pesos:		—		1,561
Interest pay rate			11.1%	
Interest receive rate			4.8%	
Bank loans from Japanese yen to Brazilian reals:		102		—
Interest pay rate	13.9%			
Interest receive rate	2.9%			

(1) Weighted average rate.

Maturities of long-term debt as of December 31, 2006 are as follows:

Current maturities of long-term debt	Ps. 2,440
2008	5,854
2009	5,436
2010	4,902
2011	4,138
2012 and thereafter	13,921
	Ps. 36,691

The Company has financing from different institutions with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

[illegible] INSTRUMENTS

A) Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated at the reporting date.

	2006	2005
Carrying value	Ps. 36,691	Ps. 35,343
Fair value	37,138	35,828

B) Interest Rate Swaps:
The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. The fair value is estimated based on quoted market prices to terminate the contracts at the date of the most reporting date. The changes in the fair value were recorded in cumulative other comprehensive loss.

At December 31, 2006, the Company has the following outstanding interest rate swap agreements:

Maturity Date		Notional Amount		Fair Value Liability
2007	Ps.	4,250	Ps.	(36)
2008		5,000		(87)
2009		2,405		(147)
2010		3,513		(260)
2011		2,413		(152)
2012		1,500		(155)
2013		2,000		(52)

The net effect of expired contracts is included in interest expense and amounted to Ps. 322, Ps. 28 and Ps. 158 for the years ended December 31, 2006, 2005 and 2004, respectively.

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value were recorded in the result of financing as a loss in the market value on ineffective portion of derivative financial instruments, as part of the integral result of financing.

The net effect of these contracts as of the issuance of the financial statements was a loss of Ps. 36. As of December 31, 2005, there are no ineffective amounts regarding, the Company's interest rate swaps.

C) Forward Agreements to Purchase Foreign Currency:
The Company entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican pesos and the euro for the purchase of equipment. The fair value is estimated based on quoted market prices to terminate the contracts at the date of the reporting date. The changes in the fair value were recorded in cumulative other comprehensive loss. As of December 31, 2006 the notional amount of these contracts amounted to € 2 million with a fair value asset of Ps. 2. The contracts expire in January 2007.

The net effect of the Company's expired foreign exchange contracts are losses of Ps. 2, Ps. 9 and Ps. 18 for the years ended December 31, 2006, 2005 and 2004; such effects were recorded as foreign exchange loss in the integral result of financing.

In connection with the bridge loans incurred regarding the acquisition of FEMSA Cerveza's minority interest, the Company entered into forward contracts to buy U.S. dollars. This transaction generated a foreign exchange loss of Ps. 162 recorded in the income statement for the year ended December 31, 2005. These forward contracts were terminated in 2005 in conjunction with the payment of the bridge loans.

As of December 31, 2006, certain of the Company's forward contracts to buy U.S. dollars and other currencies do not meet the hedging criteria for accounting purposes; consequently changes in the fair value were recorded in the integral result of financing as a market value gain or loss on ineffective portion of derivative financial instruments as part of the integral result of financing.

The notional amount of such contracts that mature in 2007 is Ps. 1,144 with a fair value asset of Ps. 41. The net effect of expired contracts amounting to Ps. 22 that did not meet the hedging criteria for accounting purposes is included as a market value loss on the ineffective portion of derivative financial instruments. As of December 31, 2005, there are no effects of forwards agreements to purchase foreign currency.

D) Cross Currency Swaps:
The Company enters into cross currency swaps to reduce its exposure to the risk of exchange rate and interest fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. The fair value is estimated based on the quoted market exchange rates and interest rates to terminate the contracts at the date of the reporting date. The changes in the fair value were recorded in cumulative other comprehensive loss.

As of December 31, 2006, the Company has cross currency swap agreements outstanding with a fair value liability of Ps. 18 and a notional amount of Ps. 102. Those contracts mature in 2007.

The net effect of expired contracts included in interest expenses as part of the integral result of financing amounted to Ps. 70 and Ps. 130 , for the years ended December 31, 2006 and 2005, respectively.

Certain cross currency swaps instruments did not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value are recorded as a loss in the market value on ineffective portion of derivative financial instruments as part of the integral result of financing.

Those contracts with a notional amount of Ps. 2,843 expire in December 2011 and the net effect changes in the fair value amounted Ps. 47 of a loss recorded in the market value on ineffective portion of derivative financial instruments.

The net effect of expired contracts that did not meet the hedging criteria for accounting purposes is recorded as a market value loss on ineffective portion of derivative financial instruments and amounted to Ps. 3 and Ps. 226 for the year ended December 31, 2006 and 2005, respectively.

E) Commodity Price Contracts:
The Company enters into various commodity price contracts to reduce its exposure to the risk of certain raw material costs. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The changes in the fair value were recorded in cumulative other comprehensive loss.

As of December 31, 2006, the Company has commodity price contracts with maturity dates ending in 2008 and 2010, with a notional amount of Ps. 1,029 and had recorded a fair value liability of Ps. 75.

As of the end of 2006 and 2005 the net effect of expired commodity price contracts were losses of Ps. 104 and Ps. 2, respectively, and were recorded as part of operating income offsetting the related raw material cost.

F) Embedded Derivative Financial Instruments:
The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The changes in the fair value were recorded in the integral result of financing as market value on ineffective portion of derivative financial instruments.

As of December 31, 2006 and 2005 the Company has recognized the fair value of such instruments as market value assets of Ps. 67 and Ps. 124, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

[illegible] INTEREST IN CONSOLIDATED SUBSIDIARIES.

	2006	2005
Coca-Cola FEMSA	Ps. 19,849	Ps. 20,412
FEMSA Cerveza	159	50
	Ps. 20,008	Ps. 20,462

[illegible] STOCKHOLDERS' EQUITY

As of December 31, 2006, the capital stock of FEMSA was comprised of 5,963,710,450 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "B" shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;
- Series "L" shares, with limited voting rights, which may represent up to 25% of total capital stock; and
- Series "D" shares, with limited voting rights, which individually or jointly with series "L" shares may represent up to 49% of total capital stock.

The Series "D" shares are comprised as follows:

- Subseries "D-L" shares may represent up to 25% of the series "D" shares;
- Subseries "D-B" shares may comprise the remainder of outstanding series "D" shares; and
- The non-cumulative premium dividend to be paid to series "D" stockholders will be 125% of any dividend paid to series "B" stockholders.

The Series "B" and "D" shares are linked together in related units as follows:

- "B units" each of which represents five series "B" shares and which are traded on the BMV;
- "BD units" each of which represents one series "B" share, two subseries "D-B" shares and two subseries "D-L" shares, and which are traded both on the BMV and the NYSE; and
- The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries "D-B" shares will be converted into series "B" shares, and subseries "D-L" shares will be converted into series "L" shares.

As of December 31, 2006, FEMSA's capital stock is comprised as follows:

	"B" Units	"BD" Units	Total
Units	472,349,500	720,392,590	1,192,742,090
Shares:			
Series "B"	2,361,747,500	720,392,590	3,082,140,090
Series "D"	—	2,881,570,360	2,881,570,360
Subseries "D-B"	—	1,440,785,180	1,440,785,180
Subseries "D-L"	—	1,440,785,180	1,440,785,180
Total shares	2,361,747,500	3,601,962,950	5,963,710,450

On May 25, 2005, the Company completed an equity offering, obtaining net proceeds of Ps. 8,155, which were used to repay the bridge loans incurred in connection with the acquisition of a 30% equity interest in FEMSA Cerveza and to repay other indebtedness. As a result of the equity offering in 2005, the Company's capital stock increased by 666,400,000 shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

	Historical Value	Restatement	Restated Value
Capital stock	Ps. 2,982	Ps. 2,172	Ps. 5,154
Additional paid-in capital	13,269	6,543	19,812
Retained earnings from prior years	29,178	1,810	30,988
Net income	6,465	157	6,622

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2006, this reserve for FEMSA amounted to Ps. 596 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta" ("CUFIN") or from reinvested consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Reinvertida" ("CUFINRE").

Dividends paid in excess of CUFIN and CUFINRE are subject to income tax at a grossed-up rate based on the current statutory rate. In 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2006, FEMSA's balances of CUFIN and CUFINRE amounted to Ps. 30,501 and Ps. 1,114, respectively, and the deferred tax payments were Ps. 86.

At an ordinary stockholder meeting of FEMSA held on March 10, 2006, the stockholders approved a dividend of 0.147514 Mexican pesos (nominal value) per series "B" share and 0.184393 Mexican pesos (nominal value) per series "D" share that were paid in June 2006. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholder meeting of Coca-Cola FEMSA held on March 8, 2006, the stockholders approved a dividend of Ps. 716 that were paid in June 2006. The corresponding payment to the minority interest was Ps. 389.

[illegible] MAJORITY INCOME PER SHARE

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the period. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series as of December 31, 2006, 2005 and 2004:

	Millions of Shares			
	Series "B"		Series "D"	
	Number	Weighted Average	Number	Weighted Average
Shares outstanding at December 31, 2004	2,737.74	2,739.17	2,559.57	2,561.00
Increase in capital stock on May 25, 2005	344.40	205.78	322.00	192.38
Shares outstanding at December 31, 2005	3,082.14	2,944.95	2,881.57	2,753.38
Shares outstanding at December 31, 2006	3,082.14	3,082.14	2,881.57	2,881.57
Dividend rights	1.00		1.25	
Allocation of earnings	46.11%		53.89%	

NOTE [illegible] TAX SYSTEM

A) Income Tax:
Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income as shown below.

The income tax rates applicable in 2006 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory Tax Rate	Expiration (Years)
Mexico	29.0%	10
Guatemala	31.0%	N/A
Nicaragua	30.0%	3
Costa Rica	30.0%	3
Panama	30.0%	5
Colombia	38.5%	5-8
Venezuela	34.0%	3
Brazil	34.0%	Indefinite
Argentina	35.0%	5

The statutory income tax rate in Mexico for the years ended December 31, 2006, 2005 and 2004 was 29%, 30% and 33%, respectively.

Beginning January 1, 2005, an amendment to the income tax law in Mexico was effective and the principal changes were as follows:
- The statutory income tax rate decreased from 30% in 2005 to 29% in 2006, and it will be reduced to 28% in 2007 and thereafter;
- The tax deduction for inventories is made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next 4 to 12 years, based on specific criteria within the tax law;
- Paid employee profit sharing is deductible for income tax purposes; and
- The 60% limit of the stockholders' participation in the taxable income or loss of Mexican subsidiaries was eliminated for tax consolidation purposes.

In Colombia, the tax losses generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Both are limited to 25% of taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the tax impose to dividends of 5% was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

B) Tax on Assets:
Through 2006, the Mexican tax on assets was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. Since January 1, 2007 the tax on assets changed from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes future payments over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

The operations in Guatemala, Nicaragua, Colombia and Argentina are also subject to a minimum tax, which is based primarily on a percentage of assets. Any payments are recoverable in future years, under certain conditions.

C) Employee Profit Sharing:

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings.

D) Deferred Income Tax:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes		2006		2005
Allowance for doubtful accounts	Ps.	(104)	Ps.	(145)
Inventories		530		850
Prepaid expenses		126		118
Property, plant and equipment		4,955		4,771
Investments in shares		(9)		(11)
Intangible and other assets		(784)		(750)
Labor liabilities		(477)		(512)
Recoverable tax on assets		(43)		(83)
Tax loss carryforwards		(3,342)		(1,165)
Valuation allowance		2,664		515
Derivative financial instruments		(247)		(256)
Loss contingencies		(440)		(709)
Temporary non-deductible provision		(729)		(440)
Employee profit sharing		(145)		(142)
Other reserves		157		102
Deferred income tax, net		2,107		2,143
Deferred income tax asset		1,727		1,390
Deferred income tax liability	Ps.	3,834	Ps.	3,533

The changes in the balance of the deferred income tax, net are as follows:

		2006		2005
Initial balance	Ps.	2,143	Ps.	2,802
Loss on monetary position		(27)		(14)
Tax provision for the year		34		(132)
Change in the statutory income tax rate		(16)		(10)
Effects in stockholders equity:				
Additional labor liability over unrecognized net transition obligation		10		(60)
Derivative financial instruments		(10)		(256)
Result of holding non-monetary assets		(27)		(187)
Ending balance	Ps.	2,107	Ps.	2,143

There are no significant non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing. As a result, the Company has not recorded a provision for deferred employee profit sharing.

E) Provision for the Year:

	2006	2005	2004
Current income tax	Ps. 4,226	Ps. 4,428	Ps. 4,593
Tax on assets	52	14	74
Deferred income tax	34	(132)	(407)
Change in the statutory income tax rate	(16)	(10)	(647)
Benefit from favorable tax ruling	—	—	(1,410)
Income tax	4,296	4,300	2,203
Employee profit sharing	510	566	446
	Ps. 4,806	Ps. 4,866	Ps. 2,649

F) Tax Loss Carryforwards and Recoverable Tax on Assets:
The subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards	Recoverable Tax on Assets
2007	Ps. 1	Ps. —
2008	1	—
2009	35	—
2010	60	8
2011	16	2
2012	35	12
2013	144	12
2014	233	22
2015	142	—
2016 and thereafter	—	—
No expiration (Brazil, see Note 24 A)	9,265	—
	Ps. 9,932	Ps. 56

Due to the uncertainty of the realization of certain tax loss carryforwards, Ps. 7,833 has been excluded from the deferred income tax asset associated with such carryforwards. The changes in the valuation allowance, which reduce the related deferred tax asset are as follows:

	2006	2005
Initial balance	Ps. 515	Ps. 550
Kaiser acquisition	2,470	—
Provision of the year	—	122
Cancellation of provision	(325)	(128)
Restatement of the initial balance	(16)	(29)
Ending balance	Ps. 2,644	Ps. 515

G) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2006	2005	2004
Mexican statutory income tax rate	29.0%	30.0%	33.0%
Difference between book and tax inflationary effects	(0.1)%	0.6%	(3.1)%
Non-deductible expenses	3.3%	1.9%	4.8%
Change in inventories tax deduction	—	(2.1)%	—
Change in Mexican income tax rate	0.1%	—	(5.8)%
Employee profit sharing	(1.0)%	(1.1)%	—
Non-taxable income	(1.5)%	(0.1)%	—
Benefit from favorable tax ruling	—	—	(12.4)%
Other	0.9%	2.8%	0.8%
Consolidated effective income tax rate	30.7%	32.0%	17.3%

[illegible] CONTINGENCIES AND COMMITMENTS

A) Contingencies Recorded in the Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the Coca-Cola FEMSA territories acquisition in the Latin American and Kaiser acquisition. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2006:

	Total
Tax	Ps. 1,549
Legal	219
Labor	512
Total	Ps. 2,280

B) Unsettled Lawsuits:

The Company has entered into legal proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and FEMSA Cerveza. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $86. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories, Coca-Cola FEMSA and FEMSA Cerveza have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where those subsidiaries operate.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500. The Company has filed a motion to dismiss the complaint. On September 29, 2006 the Court entered a consolidated omnibus order dismissing the case for lack of subject matter jurisdiction and conclusively ruled that the Court did not have subject matter jurisdiction over any of the labor union and its member actions, and thus all of the claims against the Company were effectively dismissed. However, the plaintiffs have appealed this ruling.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C) Collateralize Contingencies:

As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,415 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

D) Commitments:

As of December 31, 2006, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment, computer equipment and land for FEMSA Comercio's operations.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2006, are as follows:

	Mexican Pesos	U.S. Dollars	Others
2007	Ps. 1,037	Ps. 508	Ps. 71
2008	1,041	196	66
2009	1,031	95	67
2010	1,005	40	69
2011	951	6	18
2012	908	—	—
2013 and thereafter	5,562	—	—
Total	Ps. 11,535	Ps. 845	Ps. 291

Rental expense charged to operations amounted to approximately Ps. 1,468, Ps. 1,619 and Ps. 1,217 for the years ended December 31, 2006, 2005 and 2004, respectively.

[illegible] INFORMATION BY SEGMENT

A) By Business Unit:

2006	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Other	Consolidation Adjustments	Consolidated
Total revenue	Ps. 57,738	Ps. 35,599	Ps. 35,500	Ps. 7,678	Ps. (10,088)	Ps. 126,4[illegible]
Intercompany revenue	696	3,598	12	5,782	(10,088)	—
Income from operations	9,456	5,915	1,604	415	—	17,390
Depreciation [1]	2,393	1,684	415	107	—	4,599
Amortization	208	1,928	350	34	—	2,520
Other non-cash charges [2][3]	175	223	15	85	—	501
Impairment of long-lived assets	76	117	—	7	—	200
Interest expense	[illegible]	[illegible]	388	506	(509)	[illegible]
Interest income	315	[illegible]	51	631	(509)	707
Income tax	2,318	1,423	347	208	—	4,296
Capital expenditures	2,415	4,712	1,873	188	—	[illegible]
Long-term assets	63,952	45,765	7,626	7,614	(4,976)	[illegible]
Total assets	75,024	58,588	11,865	10,390	(10,477)	[illegible]

(1) Includes breakage of bottles.

(2) Excludes the non-cash charges related to current assets and liabilities.

(3) Includes the cost for the year related to labor liabilities (see Note 17 D) and participation in associated companies.

2005	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Other	Consolidation Adjustments	Consolidated
Total revenue	Ps. 53,997	Ps. 28,690	Ps. 29,898	Ps. 6,250	Ps. (7,199)	Ps. 111,636
Intercompany revenue	627	2,151	2	4,419	(7,199)	–
Income from operations	9,218	5,590	1,310	285	–	16,403
Depreciation [1]	2,385	1,558	336	103	–	4,382
Amortization	168	1,813	290	15	–	2,286
Other non-cash charges [2][3]	160	156	7	66	–	389
Impairment of long-lived assets	–	79	–	2	–	81
Interest expense	2,591	1,264	367	733	(435)	4,520
Interest income	311	218	67	523	(435)	684
Income tax	2,455	1,143	298	404	–	4,300
Capital expenditures	2,219	3,086	1,472	257	–	7,034
Long-term assets	62,698	37,454	6,533	7,963	(5,438)	109,210
Total assets	71,034	46,625	10,082	11,823	(7,252)	132,312

2004	Coca-Cola FEMSA	FEMSA Cerveza	FEMSA Comercio	Other	Consolidation Adjustments	Consolidated
Total revenue	Ps. 51,276	Ps. 26,848	Ps. 24,556	Ps. 5,610	Ps. (5,974)	Ps. 102,316
Intercompany revenue	295	1,735	2	3,942	(5,974)	–
Income from operations	8,459	5,101	979	425	–	14,964
Depreciation [1]	2,177	1,604	232	112	–	4,125
Amortization	309	1,803	236	33	–	2,381
Other non-cash charges [2][3]	65	209	16	53	–	343
Impairment of long-lived assets	–	495	–	14	–	509
Interest expense	2,753	864	234	527	(302)	4,076
Interest income	317	169	55	374	(302)	613
Income tax	920	860	256	167	–	2,203
Capital expenditures	2,162	3,409	1,772	165	–	7,508

(1) Includes breakage of bottles.
(2) Excludes the non-cash charges related to current assets and liabilities.
(3) Includes the cost for the year related to labor liabilities (see Note 17 D) and participation in associated companies.

B) By Geographic Area:

[illegible]	Total Revenue	Capital Expenditures	Long-Term Assets	Total Assets
Mexico	Ps. 95,795	Ps. 7,524	Ps. 92,100	Ps. 110,892
Central America [1]	4,145	73	5,297	[illegible]
Colombia	5,586	499	6,458	[illegible]
Venezuela	6,536	181	3,750	[illegible]
Brazil	11,340	402	10,997	[illegible]
Argentina	3,281	209	1,379	2,219
Consolidation adjustments	(256)	–	–	(3,764)
Consolidated	Ps. 126,427	Ps. 8,888	Ps. 119,981	Ps. [illegible]

(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

2005	Total Revenue	Capital Expenditures	Long-Term Assets	Total Assets
Mexico	Ps. 87,281	Ps. 5,715	Ps. 87,778	Ps. 107,084
Central America [1]	3,636	197	4,810	5,823
Colombia	5,238	368	6,427	9,106
Venezuela	5,875	412	3,953	4,935
Brazil	6,650	204	4,879	7,196
Argentina	3,090	138	1,363	1,955
Consolidation adjustments	(134)	—	—	(3,787)
Consolidated	Ps. 111,636	Ps. 7,034	Ps. 109,210	Ps. 132,312

2004	Total Revenue	Capital Expenditures
Mexico	Ps. 79,634	Ps. 6,532
Central America [1]	3,736	173
Colombia	4,734	137
Venezuela	5,563	279
Brazil	5,865	324
Argentina	2,871	63
Consolidation adjustments	(87)	—
Consolidated	Ps. 102,316	Ps. 7,508

(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

[illegible] BETWEEN MEXICAN FRS AND U.S. GAAP

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to U.S. GAAP is presented in Note 28. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, "Reconocimiento de los Efectos de la Inflación en la Información Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican FRS.

The application of this Bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

A) Consolidation of Coca-Cola FEMSA:
Under Mexican FRS, the Company consolidates Coca-Cola FEMSA since it owns a majority of the outstanding voting capital stock and exercises control over the operations of Coca-Cola FEMSA in the ordinary course of business in accordance with the requirements of Mexican Bulletin B-8, "Estados Financieros Consolidados y Combinados y Valuación de Inversiones Permanentes en Acciones" (Consolidated and Combined Financial Statements and Valuation of Long-Term Investments in Shares). Pursuant to Bulletin B-8, Coca-Cola FEMSA meets the criteria of a subsidiary for consolidation as FEMSA holds more than 50% of Coca-Cola FEMSA's

outstanding voting stock and has not yielded control to a minority shareholder. Bulletin B-8 establishes that control has been yielded when a minority shareholder obtains:

- Control over more than 50% of the voting rights through a formal agreement with other shareholders;
- The power derived from by-laws or formal agreement by shareholders to govern the operating and financial policies of a company;
- The power to appoint or remove a majority of the Board of Directors or any organization that governs the operating and financial policies of the Company; or
- The power to decide the majority of the votes of the Board of Directors.

No minority shareholder of Coca-Cola FEMSA has obtained any of the rights described above.

The shareholders agreement grants The Coca-Cola Company substantive participating rights. The affirmative vote of two Directors appointed by The Coca-Cola Company is, with limited exceptions, required for matters considered by the Board of Directors, including the annual business plan, capital investment plan and asset disposals, mergers, acquisitions or sales of any line of business. Under Emerging Issues Task Force ("EITF") 96-16, "Investor's Accounting for an Investee When the Investor Owns a Majority of the Voting Stock but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" such approval and veto rights held by The Coca-Cola Company qualify as substantive participating rights and therefore do not allow FEMSA to consolidate Coca-Cola FEMSA in its financial statements for U.S. GAAP purposes. Therefore, FEMSA's investment in Coca-Cola FEMSA is recorded by applying the equity method in FEMSA's consolidated financial statements under U.S. GAAP.

As mentioned in Note 5, in 2006 FEMSA indirectly acquired an additional, 8.02% of the total outstanding equity of Coca-Cola FEMSA. According to Mexican FRS Bulletin B-7, this is a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders' equity as a reduction of additional paid-in capital. Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," purchases of minority interest represent a "step acquisition" that must be recorded by the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. As of December 31, 2006, the purchase price allocation for this acquisition has not been completed, and the allocation period is open. The difference between the fair value and the price paid for the 8.02% of Coca-Cola FEMSA equity is presented as part of investment in Coca-Cola FEMSA shares in the consolidated balance sheet under U.S. GAAP. The Company does not anticipate recognizing any goodwill as a result of this acquisition.

Summarized consolidated balance sheets and income statements of Coca-Cola FEMSA and subsidiaries under U.S. GAAP as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are presented as follows:

Consolidated Balance Sheets	2006	2005
Current assets	Ps. 11,509	Ps. 7,979
Property, plant and equipment	20,472	19,867
Other assets	43,727	42,694
Total assets	Ps. 75,708	Ps. 70,540
Current liabilities	Ps. 12,161	Ps. 12,590
Long-term liabilities	22,076	21,821
Total liabilities	34,237	34,411
Minority interest in consolidated subsidiaries	1,214	998
Stockholders' equity	40,257	35,131
Total liabilities and stockholders' equity	Ps. 75,708	Ps. 70,540

Consolidated Income Statements	2006	2005	2004
Total revenues	Ps. 57,568	Ps. 52,233	Ps. 49,351
Income from operations	8,432	8,423	7,837
Income before income tax	7,421	7,154	6,809
Income tax	2,332	2,382	619
Minority interest in results of consolidated subsidiaries	170	123	25
Net income	4,919	4,649	6,165
Other comprehensive income	935	(324)	943
Comprehensive income	Ps. 5,854	Ps. 4,325	Ps. 7,108

B) Restatement of Prior Year Financial Statements:
As explained in Note 4 A), in accordance with Mexican FRS, the financial statements for Mexican subsidiaries for prior years were restated using inflation factors and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using Mexican inflation factors.

Additionally, all other U.S. GAAP adjustments for prior years have been restated based upon such methodology.

C) Classification Differences:
Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:
- As explained in Note 4 C), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;
- Impairment of goodwill and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing must be included in operating expenses under U.S. GAAP; and
- Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability.

D) Deferred Promotional Expenses:
As explained in Note 4 D), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred. As of December 31, 2006 and 2005, this difference was reconciled by Coca-Cola FEMSA and its impact in FEMSA is included in the participation of Coca-Cola FEMSA. No other consolidated entity has deferred promotional expenses.

E) Start-Up Expenses:
As explained in Note 4 I), under Mexican FRS, start-up expenses are capitalized and amortized using the straight-line method in accordance with the terms of the lease contracts at the start of operations. Under U.S. GAAP, these expenses must be recorded in the income statement as incurred, except for the licenses for the sale of beer paid for by FEMSA Comercio, which are considered to be intangible assets and amortized using the straight-line method beginning at the start of operations.

F) Intangible Assets:.
As mentioned in Note 4 I), under Mexican FRS, until January 1, 2003, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, "Activos Intangibles" (Intangible Assets), went into effect and recognizes

that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. In 2003 amortization of indefinite-lived intangible assets was discontinued for Mexican FRS and in 2004 the amortization of goodwill was discontinued (see Note 4 I).

As a result of adopting SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

G) Restatement of Imported Equipment:
As explained in Note 4 G), under Mexican FRS, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the year-end rate.

Under U.S. GAAP, the Company applies the regulations of the SEC, which require that all machinery and equipment, both domestic and imported, be restated using Mexican inflation factors.

H) Capitalization of the Integral Result of Financing:
Under Mexican FRS, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with SFAS No. 34, "Capitalization of Interest Cost," if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to get them ready for their intended use. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

I) Derivative Financial Instruments:
As of January 1, 2005, in accordance with Mexican FRS, as mentioned in Note 4 Q), the Company values and records all derivative financial instruments and hedging activities according to Bulletin C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities." Therefore, as of such date the Company no longer has any difference as it relates to derivative financial instruments.

J) Deferred Income Tax and Employee Profit Sharing:
The Company calculates its deferred income tax and employee profit sharing in accordance with SFAS No. 109, "Accounting for Income Taxes," for U.S. GAAP purposes, which differs from Mexican FRS as follows:

- Under Mexican FRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision;
- Under Mexican FRS, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and

- The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 27 D), F), G), H) and J) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican FRS (see Note 24 D).

As explained in Note 24 A), the 2005 employee profit sharing to be paid in 2006 will be deductible for income tax purposes in Mexico. This new deduction will reduce the payments of income tax in subsequent years. Therefore, the Company recorded a reduction to the deferred income tax liability under U.S. GAAP of Ps. 175 and Ps. 250 as of December 31, 2006 and 2005, respectively.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, Net	2006	2005
Deferred income tax under Mexican FRS	Ps. 2,107	Ps. 2,142
Deferred income tax of Coca-Cola FEMSA	133	318
U.S. GAAP adjustments:		
Start-up expenses	(53)	(51)
Restatement of imported equipment	84	164
Capitalization of integral result of financing	98	112
Tax deduction for employee profit sharing	(175)	(250)
Labor liabilities	(451)	(95)
Total U.S. GAAP adjustments	(497)	(120)
Deferred income tax, net under U.S. GAAP	Ps. 1,743	Ps. 2,340

The total deferred income tax under U.S. GAAP includes the corresponding current portion as of December 31, 2006 and 2005 of Ps. 286 and Ps. 959, respectively.

Changes in the Balance of Deferred Income Tax	2006	2005
Initial balance	Ps. 2,340	Ps. 2,720
Provision for the year	(230)	(240)
Derivative financial instruments	(67)	(110)
Additional labor liability over unrecognized net transition obligation	—	(19)
Change in the statutory income tax rate	10	(11)
Labor liabilities	(310)	—
Ending balance	Ps. 1,743	Ps. 2,340

Reconciliation of Deferred Employee Profit Sharing		2006		2005
Deferred employee profit sharing under Mexican FRS	Ps.	—	Ps.	—
U.S. GAAP adjustments:				
Allowance for doubtful accounts		(6)		(6)
Inventories		124		212
Prepaid expenses		27		33
Property, plant and equipment		939		929
Deferred charges		(129)		(94)
Intangible assets		1		7
Capitalization of interest expense		35		40
Start-up expenses		(16)		(15)
Derivative financial instruments		3		5
Labor liabilities		(286)		(162)
Other reserves		(66)		(55)
Total U.S. GAAP adjustments		626		894
Deferred employee profit sharing under U.S. GAAP	Ps.	626	Ps.	894

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2006 and 2005 of Ps. 148 and Ps. 244, respectively.

Changes in the Balance of Deferred Employee Profit Sharing		2006		2005
Initial balance	Ps.	894	Ps.	1,140
Provision for the year		(143)		(240)
Additional labor liability over unrecognized net transition obligation		-		(6)
Labor liabilities		(125)		—
Ending balance	Ps.	626	Ps.	894

K) Labor Liabilities:

Under Mexican FRS, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3 which is substantially the same as SFAS No. 87, "Employers' Accounting for Pensions," except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican FRS determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated.

The Company uses the same real interest rate for both U.S. GAAP and Mexican FRS. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment of the Company.

Under Mexican FRS, as mentioned in Note 4 L), effective in 2005 revised Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112 "Employers' Accounting for Postemployment Benefits," which has been effective since 1994. The Company had not previously recorded an amount under U.S. GAAP as it believed that an obligation could not be reasonably quantified.

Beginning in 2005, the Company applies the same considerations as required by Mexican FRS to recognize the severance indemnity liability for U.S. GAAP purposes. The cumulative effect of the severance obligation related to vested services was recorded in the 2005 income statement since the effect was not considered to be quantitatively or qualitatively material to the Company's consolidated U.S. GAAP financial statements taken as a whole. The additional labor liability has not been recorded for U.S. GAAP purposes.

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)," in its December 31, 2006 consolidated financial statements. This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in an increase in total liabilities and a decrease in stockholders' equity reported under U.S. GAAP of Ps. 185 and 860, respectively.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for seniority premiums and postretirement medical benefits between Mexican FRS and U.S. GAAP.

The reconciliation of the cost for the year and labor liabilities is as follows:

Cost for the Year	2006	2005	2004
Net cost recorded under Mexican FRS	Ps. 521	Ps. 468	Ps. 321
Net cost of Coca-Cola FEMSA	(140)	(167)	(71)
U.S. GAAP adjustments:			
Amortization of unrecognized transition obligation	(5)	269	30
Cost for the year under U.S. GAAP	Ps. 376	Ps. 570	Ps. 280

	December 2006			
Labor Liabilities	Before SFAS No. 158	SFAS No. 158	After SFAS No. 158	December 2005
Labor liabilities under Mexican FRS	Ps. 3,115	Ps. —	Ps. 3,115	Ps. 2,556
Labor liabilities of Coca-Cola FEMSA	(862)	—	(862)	(820)
U.S. GAAP adjustments:				
Unrecognized net transition obligation	265	1,038	1,303	284
Unrecognized net actuarial loss	61	379	440	42
Additional labor liability in OCI	—	(122)	(122)	—
U.S. GAAP adjustments to stockholders' equity	326	1,295	1,621	362
Additional severance indemnity liability	(244)	—	(244)	—
Additional pension plan liability	(51)	(675)	(726)	—
Total U.S. GAAP adjustment	31	620	651	326
Labor liabilities under U.S. GAAP	Ps. 2,284	Ps. 620	Ps. 2,904	Ps. 2,062

The incremental effect of this adoption on the individual line items in the December 31, 2006 consolidated U.S. GAAP balance sheet is shown in the following table:

Application of SFAS No. 158:	Before	SFAS No. 158	After
Assets:			
Other assets	Ps. 8,419	Ps. (675)	Ps. 7,744
Total assets	111,213	(675)	110,538
Long-term liabilities:			
Deferred income tax liability	2,053	(310)	1,743
Deferred employee profit sharing	751	(125)	626
Labor liabilities	2,284	620	2,904
Total Liabilities	38,947	185	39,133
Other comprehensive income:			
Labor liabilities	(108)	(860)	(968)
Total stockholders' equity	72,106	(860)	71,246
Total liabilities and stockholders' equity	Ps. 111,213	Ps. (675)	Ps.110,538

Estimates of the unrecognized items expected to be recognized as components of net periodic pension cost during 2007 are shown in the table below:

	Pension and Retirements Plans	Seniority Premiums	Postretirement Medical Services
Net transition obligation	Ps. 48	Ps. 1	Ps. 5
Prior service cost	48	—	—
Net actuarial loss	2	1	7
	98	2	12

L) Kaiser Minority Acquisition:

As mentioned in Note 6 A), in 2006 FEMSA Cerveza indirectly acquired an additional equity interest in Kaiser. According to Mexican FRS Bulletin B-7, this is a transaction between shareholders that does not impact the net assets of the Company, and the payment in excess of the book value of the shares acquired is recorded in stockholders' equity as a reduction of additional paid-in-capital. Under US GAAP, SFAS No. 141, purchases of minority interest represent a "step acquisition" that must be recorded by the purchase method, whereby the purchase price is allocated to the proportionate fair value of assets and liabilities acquired. As of December 31, 2006 the purchase price allocation for this acquisition has not been completed, and the allocation period is open. The Company does not anticipate recognizing any goodwill as a result of this acquisition.

M) Minority Interest:

Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The U.S. GAAP adjustments shown in Note 28 A) and B) are calculated on a consolidated basis. Therefore, the minority interest effects are presented as a separate line item to obtain net income and stockholders' equity.

The U.S. GAAP adjustments corresponding to FEMSA Cerveza's minority interest, includes amounts until the date of acquisition of the FEMSA Cerveza minority interest in 2004 which represented a loss of Ps. 8 in 2004 (see Note 6).

N) FEMSA's Minority Interest Acquisition:
In accordance with Mexican FRS, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

In accordance with U.S. GAAP, the acquisition of minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the exchange offer to determine the cost of the acquisition of such minority interest and the related goodwill. Under U.S. GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

FEMSA Cerveza	Ps. 10,216
Coca-Cola FEMSA	4,581
FEMSA Comercio	1,046
Other companies	883
	Ps. 16,726

O) Statement of Cash Flows:
Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, "Statement of Cash Flows," which is presented in historical Mexican pesos, without the effects of inflation (see Note 27 p).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

P) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets		2006		2005
Assets				
Current Assets:				
Cash and cash equivalents	Ps.	3,463	Ps.	6,432
Accounts receivable		4,830		2,867
Inventories		5,275		4,310
Recoverable taxes		668		358
Other current assets		652		591
Total current assets		14,888		14,558
Investments in shares:				
Coca-Cola FEMSA		23,172		16,058
Other investments		362		331
Property, plant and equipment		30,022		27,036
Intangible assets		32,677		27,909
Bottles and cases		1,647		1,416
Other assets		7,754		7,969
Total Assets	Ps.	110,538	Ps.	95,286
Liabilities and Stockholders' Equity				
Current Liabilities:				
Bank loans	Ps.	2,379	Ps.	47
Interest payable		156		79
Current maturities of long-term debt		261		427
Suppliers		6,847		4,907
Deferred tax liability		434		1,362
Taxes payable		1,519		980
Accounts payable, accrued expenses and other liabilities		2,562		1,922
Total current liabilities		14,278		9,724
Long-Term Liabilities:				
Bank loans and notes payable		18,070		14,627
Deferred tax liability		1,945		1,881
Labor liabilities		2,904		2,062
Other liabilities		1,935		872
Total long-term liabilities		24,854		19,442
Total liabilities		39,132		29,166
Minority interest in consolidated subsidiaries		160		50
Stockholders' equity		71,246		66,070
Total Liabilities and Stockholders' Equity	Ps.	110,538	Ps.	95,286

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements	2006	2005	2004
Net sales	Ps. 72,556	Ps. 60,439	Ps. 53,101
Other operating revenues	401	310	443
Total revenues	72,959	60,749	53,544
Cost of sales	42,462	35,268	29,373
Gross profit	30,497	25,481	24,171
Operating expenses:			
Administrative	5,483	4,904	4,405
Selling	17,478	13,915	13,973
	22,961	18,819	18,378
Income from operations	7,536	6,662	5,793
Integral result of financing:			
Interest expense	(1,930)	(1,783)	(1,273)
Interest income	406	372	296
Foreign exchange gain	11	(14)	25
Gain on monetary position	413	275	481
Market value gain (loss) on ineffective portion of derivative financial instruments	5	(89)	–
	(1,095)	(1,239)	(471)
Other expenses, net	(287)	(91)	93
Income before income tax and tax on assets	6,154	5,332	5,415
Income tax and tax on assets	1,955	1,661	722
Income before minority interest and affiliated companies	4,199	3,671	4,693
Minority interest in results of consolidated subsidiaries	163	–	(505)
Participation in affiliated companies:			
Coca-Cola FEMSA	2,332	2,125	2,830
Other affiliated companies	26	44	68
	2,358	2,169	2,898
Net income	Ps. 6,720	Ps. 5,840	Ps. 7,086
Other comprehensive income	(527)	(1,033)	(224)
Comprehensive income	Ps. 6,193	Ps. 4,807	Ps. 6,862
Net income per share (constant Mexican pesos):			
Per Series "B" share	Ps. 1.01	Ps. 0.91	Ps. 1.19
Per Series "D" share	1.26	1.14	1.49

Consolidated Cash Flows [1]	2006	2005	2004
Cash flows from operating activities:			
Net income	Ps. 6,720	Ps. 5,840	Ps. 7,086
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Minority interest	(163)	—	505
Inflation effect	(463)	(325)	(671)
Depreciation	2,080	1,930	1,776
Amortization	2,416	1,998	1,919
Participation in affiliated companies	(2,332)	(2,077)	(2,695)
Deferred income taxes	(383)	(367)	(605)
Other non-cash charges	1,332	586	274
Changes in operating assets and liabilities net of business acquisitions:			
Working capital investment	(3,026)	357	(661)
Dividends received from Coca-Cola FEMSA	317	283	238
Recoverable taxes, net	(481)	(547)	(691)
Interest payable	30	(5)	56
Labor liabilities	(366)	(168)	306
Net cash flows provided by operating activities	5,731	7,505	6,837
Cash flows from investing activities:			
Acquisition of Coca-Cola FEMSA minority interest	(4,661)	—	—
Acquisitions by FEMSA Cerveza, net of cash acquired	(1,711)	—	—
Property, plant and equipment	(3,091)	(2,169)	(1,798)
Other assets	(3,091)	(3,002)	(2,304)
Bottles and cases	(95)	(57)	(111)
Investment in shares	7	—	—
Acquisition of FEMSA Cerveza minority interest	—	—	(14,694)
Net cash flows used in investing activities	(12,582)	(5,228)	(18,907)
Cash flows from financing activities:			
Bank loans obtained	6,229	16	17,043
Bank loans paid	(604)	(5,982)	(5,529)
Issuance of capital stock	—	7,644	—
Dividends declared and paid	(986)	(660)	(531)
Derivative financial instruments	(498)	(221)	(377)
Other financing activities	6	(80)	(162)
Net cash flows provided by (used in) financing activities	4,147	717	10,444
Effect of exchange rate changes on cash and cash equivalents	(15)	(32)	(104)
Cash and cash equivalents:			
Net increase (decrease)	(2,719)	2,962	(1,730)
Initial balance	6,182	3,220	4,950
Ending balance	Ps 3,463	Ps. 6,182	Ps. 3,220
Supplemental cash flow information:			
Interest paid	Ps. 1,804	Ps. 2,033	Ps. 1,153
Income tax and tax on assets paid	2,463	2,150	2,130

(1) Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders' Equity	2006	2005
Stockholders' equity at the beginning of the year	Ps. 66,070	Ps. 53,814
Increase in capital stock	—	8,154
Dividends declared and paid	(1,017)	(704)
Other comprehensive income (loss):		
Restatement of prior year financial statements	238	166
Derivative financial instruments	(151)	(136)
Additional labor liability over unrecognized net transition obligation	24	(41)
Cumulative translation adjustment	(103)	(110)
Result of holding non-monetary assets	325	(913)
Application of SFAS No. 158	(840)	—
Other comprehensive loss	(527)	(1,034)
Net income	6,720	5,840
Stockholders' equity at the end of the year	Ps. 71,246	Ps. 66,070

[illegible] RECONCILIATION OF MEXICAN FRS TO U.S. GAAP

A) Reconciliation of Net Income:

	2006	2005	2004
Net majority income under Mexican FRS	Ps. 6,622	Ps. 5,766	Ps. 6,411
U.S. GAAP adjustments:			
Restatement of prior year financial statements	—	8	(140)
Participation in Coca-Cola FEMSA (Note 27 A)	13	(55)	175
Start-up expenses (Note 27 E)	(14)	(21)	(25)
Intangible assets and goodwill (Note 27 F)	—	—	15
Restatement of imported machinery and equipment (Note 27 G)	(54)	(28)	(14)
Capitalization of the integral result of financing (Note 27 H)	(46)	(44)	(25)
Derivative financial instruments (Note 27 I)	—	101	77
Deferred income taxes (Note 27 J)	50	142	544
Deferred employee profit sharing (Note 27 J)	143	240	106
Labor liabilities (Note 27 K)	5	(269)	(30)
Minority interest (Note 27 M)	3	—	(8)
Total U.S. GAAP adjustments	98	74	675
Net income under U.S. GAAP	Ps. 6,720	Ps. 5,840	Ps. 7,086

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

B) Reconciliation of Stockholders' Equity:

	2006	2005
Majority stockholders' equity under Mexican FRS	Ps. 54,220	Ps. 50,027
U.S. GAAP adjustments:		
Restatement of prior year financial statements	—	(238)
Participation in Coca-Cola FEMSA (Note 27 A)	(7)	(1)
Start-up expenses (Note 27 E)	(190)	(176)
Intangible assets and goodwill (Note 27 F)	57	52
Restatement of imported machinery and equipment (Note 27 G)	621	586
Capitalization of the integral result of financing (Note 27 H)	348	396
Deferred income taxes (Note 27 J)	497	120
Deferred employee profit sharing (Note 27 J)	(676)	(894)
Labor liabilities (Note 27 K)	(1,621)	(326)
Acquisition of Coca-Cola FEMSA minority interest	1,551	—
Acquisition of Kaiser minority interest (Note 27 L)	77	—
FEMSA's minority interest acquisition (Note 27 N)	16,524	16,524
Total U.S. GAAP adjustments	17,026	16,043
Stockholders' equity under U.S. GAAP	Ps. 71,246	Ps. 66,070

C) Reconciliation of Comprehensive Income:

	2006	2005	2004
Majority comprehensive income under Mexican FRS	Ps. 6,838	Ps. 4,254	Ps. 5,991
U.S. GAAP adjustments:			
Net income (Note 28 A)	98	74	675
Restatement of prior year financial statements	238	82	212
Derivative financial instruments	—	325	115
Result of holding non-monetary assets	(121)	72	(131)
Labor liabilities	(860)	—	—
Comprehensive income under U.S. GAAP	Ps. 6,193	Ps. 4,807	Ps. 6,862

[illegible] FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT.

A) Mexican FRS:

During 2006, the following new accounting standards were issued under Mexican FRS, the application of which is required as indicated. Except as noted below, the Company will adopt these standards as of January 1, 2007 and does not anticipate that these new standards will have a significant impact on its consolidated financial position or net income.

- **"Income Statement," or NIF B-3**

  This standard sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing and entity's main source of revenues. Non-ordinary items are derived from activities other than those representing an entity's main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to NIF No. 4 issued in January 2007) and no longer presented with income tax. Special items mentioned in particular Mexican FRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items. NIF B-3 is effective for years beginning on January 1, 2007.

"Subsequent Events," or NIF B-13
This standard requires that for (i) asset and liability restructurings and (ii) creditor waivers to their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements instead in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized. NIF B-13 is effective for years beginning on January 1, 2007.

"Related Parties," or NIF C-13
This standard broadens the concept "related parties" to include a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; b) benefits granted to key officers; and c) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13. NIF C-13 is effective for years beginning on January 1, 2007.

"Capitalization of Integral Result of Financing," or NIF D-6
This standard establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of integral result of financing ("RIF") directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. NIF D-6 is effective for years beginning on January 1, 2007.

B) U.S. GAAP:
The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. Except as noted below, the Company does not anticipate that those new standards will have a significant impact on its consolidated financial position or results of operations.

- **"Accounting for Certain Hybrid Financial Instruments—an amendment of FAB Statement No. 133 and 140," or SFAS No. 155**
This statement amends SFAS No.133, Accounting for Derivative Instruments and Hedging Activities, and No.140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 133 establishes the following: a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to SFAS No. 133 requirements, c) establishes requirements to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

- **"Accounting for Servicing of Financial Assets—an amendment of FAB Statement No. 140," or SFAS No.156**
This statement amends SFAS No.140, with respect to the accounting for separately recognized servicing assets and servicing liabilities and establishes that entities must recognize servicing assets or servicing liabilities each time they undertake an obligation to service a financial asset by entering into a servicing contract in some specific situations. This Statement also requires recognizing separately servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and also permits an entity to choose either the amortization method or the fair value measurement method to recognize servicing assets and servicing liabilities. This Statement is effective as of the beginning of first fiscal year that begins after September 15, 2006. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

- **"Fair Value Measurements," or SFAS No. 157**
This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

"Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," or SFAS No. 158
This statement requires companies to (1) fully recognize, as an asset or liability, the over funded or under funded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (3) measure the funded status of defined pension and other postretirement benefit plans as of the date of the company's fiscal year-end; and (4) provide enhanced disclosures. The provisions of this statement are effective for an employer with publicly traded equity securities, or controlled subsidiaries of such companies, in fiscal years ending after December 15, 2006. In addition, a company must now measure the fair value of its plan assets and benefit obligations as of the date of its year-end balance sheet. A company is no longer permitted to measure the funded status of its plan(s) by being able to choose a measurement date up to three months prior to year end. This provision within the standard is effective for all companies in fiscal years ending after December 15, 2008, however this provision does not impact the Company as its measurement date is the same as its fiscal year end. There is no impact on results of operations

or cash flows. Retrospective application of this standard is not permitted. The impact of adopting the provisions of this statement that apply to the Company's December 31, 2006 consolidated financial statements is disclosed in Note 28.

- **"Accounting for Uncertainty in Income Taxes—an interpretation of FAB Statement No. 109," or SFAS Interpretation ("FIN") No. 48**
  This interpretation provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in a company's financial statements in accordance with SFAS No.109, Accounting for Income Taxes. FIN No. 48 requires a company to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006 (including the first interim period for calendar year companies) and the provisions of FIN No. 48 will be applied to all tax positions under SFAS No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

  "How Taxes Are Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement," or EITF Issue No. 06-3
  The scope of this issue includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. The Task Force reached a tentative conclusion that the presentation of taxes mentioned above on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. This tentative conclusion requires only the presentation of additional disclosures, as a result an entity would not be required to reevaluate its existing policies related to taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. However, it a company chooses to reevaluate its existing policies and elects to change the presentation of taxes within the scope of this Issue must follow the requirements of Statement No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3." The Task Force also reached a tentative conclusion that this Issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

[illegible] RELEVANT EVENTS

On December 19, 2006, Coca-Cola FEMSA and The Coca-Cola Company reached a definitive agreement to acquire Jugos del Valle, S.A.B. de C.V. ("Jugos del Valle") in a transaction valued at $470, including debt of $90 as of December 31, 2006. Jugos del Valle produces and sells fruit juices, beverages and other fruit products. The Company is based in Mexico but markets its products internationally, particularly in Brazil and the United States.

The transaction has been approved by the Boards of Directors of both companies. However, this transaction is still subject to obtaining customary regulatory approvals and compliance with other customary closing conditions.

[FEMSA HEADQUARTERS]

FEMSA CORPORATE OFFICES
General Anaya No. 601 Pte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64410
Phone: (52) 81 8328-6000
Fax: (52) 81 8328-6080

COCA-COLA FEMSA

Mexico
Guillermo González Camarena No. 600
Centro Cd. Santa Fé
México, D.F.
México, C.P. 01210
Phone: (52) 55 5081-5100
Fax: (52) 55 5292-3473

Latincentro
150 mts. Este de la Guardia Rural
Calle Blancos, Guadalupe
San José, Costa Rica
Phone: (506) 247-2000
Fax: (506) 247-2041

Mercosur
Av. Eng. Alberto de Zagottis No. 352
Sao Paulo, Brazil
Jurubatuba
Cep: 04675
Phone: (55) 11 2102-5500
Fax: (55) 11 2102-5554

FEMSA CERVEZA
Ave. Alfonso Reyes No. 2202 Nte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64442
Phone: (52) 81 8328-5000
Fax: (52) 81 8328-5013

FEMSA COMERCIO (OXXO)
Edison No. 1235 Nte.
Col. Talleres
Monterrey, Nuevo León
México, C.P. 64480
Phone: (52) 81 8389-2121
Fax: (52) 81 8389-2144

FEMSA INSUMOS ESTRATEGICOS
General Anaya No. 601 Pte.
Col. Bella Vista
Monterrey, Nuevo León
México, C.P. 64410
Phone: (52) 81 8328-6600
Fax: (52) 81 8328-6601

[CONTACT INFORMATION]

GENERAL COUNSEL
Carlos E. Aldrete
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León
México, C.P. 64410
Phone: (52) 81 8328-6180

INDEPENDENT ACCOUNTANTS
Deloitte
Represented by Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Lázaro Cárdenas No. 2321 Pte.
Residencial San Agustín
Garza García, Nuevo León
México, C.P. 66220
Phone: (52) 81 8133-7300

STOCK EXCHANGE AND SYMBOL
Fomento Económico Mexicano, S.A.B. de C.V. stock trades on the Bolsa Mexicana de Valores (BMV) in the form of units under the symbols FEMSA UBD and FEMSA UB. The FEMSA UBD units also trade on The New York Stock Exchange, Inc. (NYSE) in the form of ADRs under the symbol FMX.

DEPOSITORY BANK AND REGISTRAR
The Bank of New York
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Phone: 1 (888) BNY-ADRS
(269-2377)
Phone: 1 (610) 382-7835

e-mail: shareowner-svcs@bankofny.com

INVESTOR RELATIONS
Juan Fonseca
Emily Klingbeil
Phone: (52) 81 8328-6167
Fax: (52) 81 8328-6080

e-mail: investor@femsa.com.mx

CORPORATE COMMUNICATION
Jaime Toussaint
Carolina Alvear
Phone: (52) 81 8328-6148
Fax: (52) 81 8328-6117

e-mail: comunicacion@femsa.com

FOR MORE INFORMATION, VISIT US AT:
www.femsa.com
www.femsa.com/investor

[illegible]



[illegible]

FEMSA

Apartado Postal 2001, Monterrey, N.L., México, 64410
www.femsa.com · investor@femsa.com.mx


ESR
EMPRESA SOCIALMENTE RESPONSABLE


FMX
LISTED
NYSE


FEMSA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2007

Fomento Económico Mexicano S.A. de C.V.

By: /s/ Javier Astaburuaga
Name: Javier Astaburuaga Sanjines
Title: Chief Financial Officer

END